CATALYST PAPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”) should be read in conjunction with the consolidated financial statements for the years ended December 31, 2008, 2007, and 2006, and the notes thereto.

Effective January 1, 2008 the Company renamed its specialty paper segment “Specialty Printing Papers” to better reflect the nature of the Company’s specialty printing paper products. The segment financial information has not been impacted.

Throughout this discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, impairment, and before other non-operating income and expenses as well as EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items, and free cash flow.  Management believes these measures are useful to evaluate the performance of the Company and its business segments.  As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  The definition, calculation, and reconciliation of these non-GAAP measures is provided in Section 10.0: “Non-GAAP measures”.

In accordance with industry practice, in this MD&A, the term “tonne” or the symbol “MT” refers to a metric tonne and the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the symbol “Bdt” refers to bone dry tonnes.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”.  The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at February 12, 2009, which is the date of filing in conjunction with the Company’s press release announcing its results for the fourth quarter and twelve months ended December 31, 2008.  Disclosure contained in this document is current to that date, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements.  Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future, including statements relating to overall economic conditions, future cost savings, capital expenditures, demand for the Company’s products, product prices and advertising levels, production volumes, future cash flows, severance obligations, strength of markets, achievement of synergies, availability of fibre and curtailment of operations.  These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, declines in advertising and circulation,  the outlook for inventories, production and pricing, the Company’s ability to successfully obtain cost savings from its cost reduction initiatives, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, the implementation of environmental legislation requiring capital for operational changes, the Company’s ability to obtain financing and other factors beyond the Company’s control.  Additional information concerning these and other factors can be found in Section 14.0 of this MD&A under the heading "Risks and uncertainties".  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1.0	OVERVIEW AND HIGHLIGHTS

1.1	Overview of the business

Catalyst is a leading producer of specialty printing papers and newsprint in North America.  The Company also produces market pulp and owns Western Canada’s largest paper recycling facility.  With five mills, including its paper recycling facility,  located within a 160-kilometre radius on the south coast of British Columbia (“B.C.”), and one mill located in Snowflake, Arizona, Catalyst has a combined annual capacity of 2,491,000 tonnes of product.  The Company is headquartered in Richmond, B.C.

The Company is the largest producer of specialty printing papers and newsprint in Western North America.  Catalyst’s specialty printing papers include lightweight coated, uncoated mechanical papers, and directory paper.  The Company is one of the largest producers of directory paper in the world and the only producer of lightweight coated paper in Western North America.

The Company’s products are sold through the Company’s sales and marketing personnel in North America and through distributors and agents in other geographic markets.  These products are shipped by a combination of rail, truck and barge for North American customers and by break-bulk and container deep-sea vessels for overseas customers.

The Company’s business is comprised of three business segments:  specialty printing papers, newsprint, and pulp.  The split of production capacity between the three business segments as of December 31, 2008 is as follows:

Specialty printing papers

The specialty printing papers segment consists of lightweight coated (“LWC”) and uncoated mechanical papers such as soft-calendered (“SC”) and machine-finished (“MF”) (high-brights and super-brights) and directory paper.  These specialty printing paper grades can be manufactured on ten [1] paper machines in B.C. at Crofton, Elk Falls, Port Alberni and Powell River.  The specialty printing papers business segment has a total production capacity of 1,135,000 tonnes.

Specialty printing papers represents the Company’s largest business segment, generating 54% of 2008 consolidated sales revenue.  The Company’s specialty printing papers are sold to a diversified customer base consisting of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers.  In 2008, 90% of specialty printing papers sales volume was sold to customers in North America.

Newsprint

Newsprint can be manufactured on seven[1] paper machines at Crofton, Elk Falls, Powell River and Snowflake.  The Company acquired the Snowflake mill on April 10, 2008.  The newsprint business segment has a total annual production capacity of 953,000 tonnes.  The Elk Falls No.1 paper machine (“E1”) has been curtailed since September 2007 and the Company announced in January 2009 that the Crofton No.1 paper machine (“C1”) will also be curtailed until market conditions improve.  The curtailment of these two machines represents the equivalent of 293,000 tonnes of newsprint capacity on an annualized basis.

Newsprint sales generated 25% of 2008 consolidated sales revenue. The newsprint customer base consists primarily of newsprint publishers located in Western and Central North America, Asia and Latin America. In 2008, 70% of newsprint sales volume was sold to customers in North America.

Pulp

The pulp segment consists of Northern Bleached Softwood Kraft (“NBSK”) pulp manufactured at Crofton.  The pulp business segment has a total annual  production capacity of 403,000 tonnes, of which 343,000 tonnes represents market capacity with the remainder being consumed internally.  Prior to November 18, 2008, the pulp segment also included 331,000 tonnes of sawdust pulp and white top linerboard capacity at Elk Falls.  The Elk Falls sawdust pulp and white top linerboard operation was permanently closed on November 18, 2008 as a result of unavailability of sawdust fibre.

Pulp and white top linerboard sales generated 21% of 2008 consolidated sales revenue.  The pulp customer base is located primarily in Europe and Asia and includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty printing papers products.  In 2008, 78% of pulp and white top linerboard sales volume was sold to customers in Europe and Asia.  The Crofton pulp mill is located on tidewater and has a deep-sea vessel loading facility.

The Company also owns the largest paper recycling facility in Western Canada. Operated in support of the business segments described above, the recycling facility has an annual production capacity of 175,000 air-dried tonnes of de-inked pulp, the majority of which is consumed internally.

1	The Company has 13 paper machines. The number of machines noted above reflects the ability of the Company’s machines to switch between newsprint and specialty printing papers grades.

The chart below illustrates the Company’s principal paper and pulp products, their applications, and annual 2009 production capacity:

PRODUCT PROFILE
Segment	Specialty printing papers				Newsprint	Pulp
Category	Uncoated mechanical		Lightweight coated	Directory	Newsprint	NBSK pulp
	Soft-calendered	Machine-finished
Brand names	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Marathon	Crofton Kraft
Basis weight (g/m 2)	45 – 52	45 – 66.5	44.4 – 63.6	28 – 40	43 – 48.8	n/a
Applications	Retail inserts, Magazines, Catalogues, Flyers, Direct mail, Directories	Retail inserts, Magazines, Supplements, Flyers, Direct mail, PR and corporate communication books/manuals	Retail inserts, Magazines, Catalogues, Direct mail	Telephone books, Catalogues	Newspapers, Retail inserts, Flyers, Supplements, Directories	Tissue, Printing and writing papers, Specialty paper products, Containerboard
Total capacity (tonnes)	588,000 [1]		231,000	316,000 [1]	953,000 [1,3]	403,000 [2]
% of total capacity	24%		9%	13%	38%	16%

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 403,000 tonnes, of which 343,000 is designated as market pulp with the remainder being consumed internally.
3
The Company has indefinitely curtailed E1 and C1, displacing the equivalent of 153,000 tonnes and 140,000 tonnes respectively, of the Company’s annual newsprint production.  The capacity and number of machines noted in the table above have not been adjusted to reflect the indefinite curtailment.

The chart below illustrates the annual 2009 production capacity of the Company’s principal paper and pulp products by mill:

CAPACITY BY MILL LOCATION AND PRODUCT LINE
		Specialty printing papers			Newsprint	Pulp
Mill location	Number of paper machines	Uncoated mechanical	Lightweight coated	Directory	Newsprint	NBSK pulp

Crofton, B.C. [3]	3	-	-	210,000	200,000	403,000 [2]
Elk Falls, B.C. [3]	3	153,000	-	-	373,000	-
Port Alberni, B.C.	2	-	231,000	106,000	-	-
Powell River, B.C.	3	435,000	-	-	33,000	-
Snowflake, Arizona	2	-	-	-	347,000	-
Total capacity (tonnes)		588,000 [1]	231,000	316,000 [1]	953,000 [1]	403,000

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 403,000 tonnes, of which 343,000 is designated as market pulp with the remainder being consumed internally.
3
The Company has indefinitely curtailed E1 and C1, displacing the equivalent of 153,000 tonnes and 140,000 tonnes respectively, of the Company’s annual newsprint production.  The capacity and number of machines noted in the table above have not been adjusted to reflect the indefinite curtailment.

Geographic sales distribution

The Company’s products are sold on five continents. At 68% of total sales, North America continues to be the Company’s principal market, and is followed in significance by Asia and Australasia, Latin America, and Europe. The consolidated sales volume distribution for 2008 was as follows:

The paper sales volume distribution for 2008 was as follows:

The pulp sales volume distribution for 2008 was as follows:

1.2	2008 annual overview

General overview

2008 saw improved operating results during the course of the year as prices for the Company’s paper products recovered strongly from their low levels in 2007, and as capacity contracted in most of the paper grades the Company competes in.  Improved pricing, the acquisition of Snowflake in April 2008, and a continued focus on cost reduction, particularly through more efficient workforce levels, enabled the Company to more than offset a number of negative factors in the year.  The impact of exchange rates, higher costs of distribution, chemicals and fuel (driven by high energy prices), and significant curtailment as a result of both market demand and fibre supply, all represented significant challenges.  Despite the positive trend in earnings during 2008, the acceleration of the global economic downturn in the latter part of the year led to a rapid decline in print advertising and significantly weaker demand for the Company’s products, leading to increased curtailment as the year progressed.

Financial performance

The Company recorded a net loss of $221.1 million and a net loss before specific items of $28.0 million in 2008, compared to a net loss of $31.6 million and a net loss before specific items of $89.3 million in 2007.  The net loss for 2008 included an after-tax impairment charge of $111.0 million, $101.0 million of which was related to the Company’s sawdust pulp and white top linerboard operation at Elk Falls, and an after-tax foreign exchange loss of $69.4 million on the translation of U.S. dollar denominated long-term debt.  EBITDA for 2008 was $159.4 million compared to $27.0 million in 2007.  The Company’s 2008 EBITDA included restructuring costs of $30.1 million, compared to restructuring, change of control, and United Steelworkers (“USW”) strike-related costs of $89.7 million in 2007.  EBITDA before these specific items was $189.5 million, compared to $116.7 million in 2007.

Snowflake mill acquisition

On April 10, 2008, the Company completed the acquisition of the Snowflake recycled newsprint mill in Arizona for a total cost of $169.8 million, including working capital adjustments and transaction costs.  The acquisition was financed through a combination of the net proceeds of an equity rights offering of $121.1 million and a draw on the Company’s credit facility.

The Snowflake mill is a low-cost newsprint operation which provides geographic, fibre and currency diversification.  The mill has a total annual production capacity of 347,000 tonnes of newsprint and contributed 215,200 tonnes to the Company’s 2008 newsprint production.  The Company generated annualized synergies of US$9.2 million in 2008 through a number of optimization initiatives, including a reduced workforce and improved production efficiencies.

Production curtailment

As a result of reduced demand, the Company took market related curtailment at its paper operations and Crofton long fibre pulp operation during the year in order to adjust production to customer orders and manage inventory to an appropriate level.  In addition, the deterioration in the United States housing market and poor lumber market conditions in 2008 resulted in the curtailment or permanent closure of a number of sawmills during the year.  This resulted in ongoing fibre shortages particularly for sawdust, and the Company took periodic curtailment throughout the year at its Elk Falls sawdust pulp and white top linerboard operation before its permanent closure in November 2008 due to unavailability of sawdust fibre.

The following table summarizes pulp and paper production curtailment in 2008:

2008 Production Curtailment (000 tonnes)	Pulp[2]	White top linerboard[2]	Newsprint [1]	Specialty printing papers	Total

Q1	14.0	8.2	41.6	0.9	64.7
Q2	12.8	4.4	38.3	-	55.5
Q3	16.8	8.0	42.7	2.7	70.2
Q4	46.7	23.8	72.7	27.5	170.7
Total	90.3	44.4	195.3	31.1	361.1

1     Curtailment includes 153,000 tonnes related to E1 which is indefinitely curtailed due to the decline in market demand for newsprint.
2	Includes impact on production due to the closure of the Elk Falls sawdust pulp and white top linerboard operation in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year end).

Permanent closure of the Elk Falls pulp mill

On November 18, 2008, as a result of the ongoing unavailability of sawdust fibre, the Company permanently closed its sawdust pulp and white top linerboard operation at the Elk Falls mill.  This resulted in the removal of 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity.  The Company recorded severance related restructuring costs of $15.1 million and an asset impairment charge of $136.4 million in connection with this closure in 2008. Total severance costs to be incurred as a result of this closure are estimated to be approximately $21 million.

In addition to the impairment charge associated with the closure of the Elk Falls pulp mill, the Company also recorded a $14.6 million asset-impairment charge in 2008 related to certain specific assets at its mills that are no longer in use or where the net realizable value has decreased due to the weak economic environment.

Restructuring

In February 2008, the Company reached new labour agreements at its Port Alberni mill, resulting in significant workforce reductions and related early retirement and severance payments.  To further lower the operating costs at the mill, the Company committed to a $12 million capital upgrade on the thermo-mechanical pulp facility to allow the replacement of recycled de-inked pulp with lower cost thermo-mechanical pulp (“TMP”).  As a result, the Port Alberni No. 4 paper machine (“A4”) was restarted in May 2008. A4 had been indefinitely idled since September 2007.  On an annualized run-rate basis, the restart of A4 represents 134,000 tonnes of newsprint production.  The Company recorded $14.6 million in restructuring costs in 2008 related to the early retirement and severance program.  Completion of the TMP project is expected in May 2009.

In April 2008, the Company announced the indefinite curtailment of the Elk Falls No. 1 paper machine.  E1 had been temporarily curtailed in September 2007 due to lack of fibre as a result of the USW strike.  The indefinite curtailment resulted in a reduction of approximately 145 employees at Elk Falls, the majority through layoffs.  At the same time, the Company also announced workforce reductions of 82 positions at Crofton as the mill took steps to improve its overall cost structure.  Costs associated with these restructuring programs are expected to be approximately $4 million in 2008 and early 2009.

Renewal of collective agreements

In November 2008, the Company reached an agreement on the renewal of the collective agreements with the locals of the Communications, Energy and Paperworkers Union of Canada (“CEP”) at its Crofton, Elk Falls and Powell River mills and with the Pulp, Paper and Woodworkers of Canada (“PPWC”) at its Crofton mill.  The agreements have a four-year term, expiring April 30, 2012, and include a commitment to complete plans which will assist the Company in reaching its target of an $80 per tonne labour-cost structure at each of its mills.  Refer to Section 1.5, “Strategy” for additional details.

Canadian dollar

The majority of the Company’s sales are denominated in U.S. dollars.  Although the Canadian dollar weakened substantially against the U.S. dollar in Q4, 2008, the average spot rate for 2008 was US$0.938 compared to US$0.930 for 2007.  The slightly unfavourable movement in the average year-over-year spot rate was amplified by the negative impact of the Company’s hedge positions which led to a higher effective exchange rate as the Canadian dollar saw an unprecedented weakening relative to the U.S. dollar in October and through Q4.  Overall the US$/CDN$ exchange rate movements negatively impacted 2008 revenue by $55.4 million and EBITDA by $31.3 million when compared to 2007.

The chart below illustrates the movement of the US$/CDN$ spot rate over the past six years:

Product demand and pricing

Market conditions for the Company’s products were mixed in 2008.  The Company’s paper and pulp products saw significant price increases for much of the year despite weakening demand, due to tight supply particularly early in the year. Demand for both paper and pulp fell significantly in the last few months of the year due to a decline in print advertising and the worldwide economic slowdown.

Coated mechanical demand was down significantly in the last eight months of the year largely due to the decline in print advertising.  Grade substitution to lower value alternatives and high mill and consumer inventories further accentuated the decline in coated demand.  Nonetheless, tight market supply early in the year allowed the Company to largely implement the two US$60 per ton price increases announced in April and July before prices began to weaken in the fourth quarter.  The average 2008 LWC benchmark price was 22.1% higher than in 2007.

Uncoated mechanical demand was down 2.7% in 2008 as increased demand for MF grades partially offset the decline in SC demand. Tight market supply allowed the Company to partially implement US$60 per ton price increases in April and July.  The average 2008 soft-calendered A grade (“SC-A”) benchmark price was 15.0% higher than the previous year.

Directory paper demand decreased in 2008 compared to the prior year primarily as a result of page count reductions and reduced directory book distribution. Annual contract prices for 2008 were relatively flat compared to 2007. The average directory benchmark price for 2008 was 1.4% higher than in 2007.

Newsprint demand continued to deteriorate during 2008 due to falling circulation, pagination and ongoing conservation measures by publishers. Although tight market supply allowed the Company to implement nine consecutive monthly price increases of US$20 per tonne starting in January 2008, accelerating demand declines in Q4 caused newsprint prices to begin to soften late in the year. The average 2008 newsprint benchmark price was 18.7% higher than 2007.

Pulp demand was down in 2008 due to decreasing graphic paper demand in the second half of the year in the United States, Europe, and Asia resulting from the slowdown in the global economy.  Strong demand early in the year pushed US$ prices to their highest level since 1995 before prices dropped rapidly in the last four months of 2008.  The average NBSK benchmark price in 2008 was 5.0% higher than in 2007.

Linerboard markets started the year strong and then weakened in the second half as box shipments fell off, linerboard exports declined and inventories rose.  Momentum from the first part of the year was enough to push the 2008 white top linerboard benchmark price up by 7.6% compared to 2007.

Liquidity and capital assets

On August 13, 2008, the Company refinanced its $350 million revolving operating facility, maturing July 2009, with a new $330 million revolving asset based loan facility (“ABL Facility”) maturing August 2013.  The ABL Facility was used to refinance the Company’s debt outstanding under the previous operating facility and will provide for ongoing working capital and capital expenditure requirements as well as be available for general corporate purposes.  Collateral provided consists of accounts receivable, inventories, and cash of the Company as well as a first charge on the property, plant and equipment of the Snowflake mill.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves.  Refer to Section 5.0, “Liquidity and capital resources” for further details.

At December 31, 2008, the Company had $180.3 million of liquidity available, comprised of $5.0 million in cash and $175.3 million of availability on the ABL Facility.  Despite positive cash flow from operations of $75.7 million in 2008, liquidity decreased by $60.5 million compared to the end of 2007.  This was primarily due to a significant reduction in the borrowing base in Q4, 2008 as a result of lower accounts receivable and inventory balances following extensive curtailment related to lower market demand as well as the closure of the Elk Falls pulp mill in November due to unavailability of sawdust fibre.  A further factor was the drawdown of $48.7 million in the second quarter to provide financing for the Snowflake acquisition.  Refer to Section 5.0, “Liquidity and capital resources” for further details.

1.3	2008 key events

➢	Completed the acquisition of the 347,000 tonne Snowflake recycled newsprint mill in April 2008 for a total cost of $169.8 million.

➢
Realized additional labour cost savings of approximately $48 million over 2007 due to the full year impact of efficiency initiatives implemented in 2007 and a further reduction in the workforce of 14% in 2008.

➢
Reached agreement with the CEP and PPWC on the renewal of the collective agreements for Crofton, Elk Falls, and Powell River that included a commitment to complete plans to achieve an $80 per tonne labour cost target at each mill.

➢
Signed new labour agreements at the Port Alberni mill incorporating an $80 per tonne labour structure resulting in a commitment of a $12 million capital upgrade on the TMP facility, a $14 million early retirement and severance program, and the restart of A4 in early May 2008.

➢	Announced indefinite curtailment of E1 at Elk Falls in April 2008.

➢	Permanently closed the Elk Falls sawdust pulp and white top linerboard operation in November 2008 due to unavailability of sawdust fibre.

➢	Refinanced the Company’s $350 million revolving operating facility, maturing July 2009, with a new $330 million ABL Facility maturing August 2013.

➢	Received recognition for environmental performance and corporate social responsibility including:

▪	Named a Climate Disclosure Leader in the Carbon Disclosure Project, acknowledging superior and financially relevant climate risk transparency.

▪	Recognized for energy management and conservation efforts through BC Hydro’s Power Smart Excellence Awards.

▪	Continued inclusion in Jantzi Social Index, consisting of 60 Canadian companies that pass a set of broad-based environmental, social and governance screens.

▪	Included in Corporate Knights magazine’s list of Best 50 Canadian Corporate Citizens.

Further details with respect to recognition and initiatives related to environmental performance and corporate social responsibility are provided in the Company’s 2008 Sustainability Report, produced concurrently with the Company’s 2008 Annual Report.

➢	Received third consecutive award of excellence for financial reporting and corporate reporting in the forest products industry category from the Canadian Institute of Chartered Accountants.

1.4	Selected annual financial information

(In millions of dollars, except where otherwise stated)
	2008	2007	2006

Sales	$1,849.4	$1,714.6	$1,882.5
Operating earnings (loss)	(157.4)	(149.4)	3.9
EBITDA[1]	159.4	27.0	211.0
– before specific items[1]	189.5	116.7	211.0
Net earnings (loss)	(221.1)	(31.6)	(15.9)
– before specific items[1]	(28.0)	(89.3)	(25.0)
Total assets	2,423.4	2,457.1	2,641.3
Total long-term liabilities	1,208.2	1,199.1	1,342.2
EBITDA margin[1]	8.6%	1.6%	11.2%
– before specific items[1]	10.2%	6.5%	11.2%
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.66)	$(0.15)	$(0.07)
– before specific items	(0.08)	(0.42)	(0.12)
Sales (000 tonnes)
Specialty printing papers	1,080.8	1,054.8	990.2
Newsprint	601.8	496.3	699.1
Total paper	1,682.6	1,551.1	1,689.3
Pulp	506.9	603.2	626.2
Total sales	2,189.5	2,154.3	2,315.5
Production (000 tonnes)
Specialty printing papers	1,060.1	1,055.4	983.7
Newsprint	596.8	472.8	703.7
Total paper	1,656.9	1,528.2	1,687.4
Pulp	503.4	601.8	624.3
Total production	2,160.3	2,130.0	2,311.7
US$/CDN$ foreign exchange[2]
Average spot rate	0.938	0.930	0.882
Period-end spot rate	0.817	1.012	0.858
Average effective rate	0.947	0.917	0.872
Common shares (millions)
At period end	381.8	214.7	214.6
Weighted average	336.1	214.7	214.6

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively.  Refer to  Section 10.0, “Non-GAAP measures” for further details.

2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
b)	Period-end spot rate is the Bank of Canada noon spot rate on December 31.
c)
Average effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of U.S. dollar denominated working capital at period opening and closing rates.  See Section 9.0, “Summary of quarterly results” for further details.

1.5	Strategy

The Company’s long-term objective is to achieve higher sustainable earnings and maximize cash flow by focusing on reducing manufacturing costs and optimizing its brands and customer base.

Key performance drivers

The Company believes the following key performance drivers are critical to achieving its strategic goals and creating value for its investors:

Market position

Market position is a significant driver of the Company’s success.  As one of the largest producers of specialty printing papers in North America, and the largest producer in Western Canada, market penetration and diversification are important.  The Company’s brand names are well recognized in the marketplace and it has built a reputation for reliability, value and service.

Product mix

The Company is focused on optimizing its product mix by developing higher-value grades, which allow it to exploit niche opportunities in the marketplace.  In recent years, the Company has introduced new product lines which include Electraprime (an SC-A alternative), Electrastar (a super-bright), Electrabrite Lite (a lightweight high-bright), and Electracote Brite (a higher brightness Electracote grade).  In addition, the Company has introduced a high cedar-pulp grade.  These newer and more specialized products generally provide higher margins and improved demand prospects than standard commodity grades.  The Company also manages fluctuations in demand for its products through its ability to switch production capacity between products, particularly newsprint, directory, and machine-finished uncoated mechanical grades.  In addition, market pulp further diversifies the product mix.

Supply chain

Distribution costs have a significant impact on net sales realizations. The Company’s strong and flexible distribution network optimizes all transportation modes available to it, such as truck, rail, and break-bulk and container shipping.

The B.C. mill sites directly ship break-bulk paper and pulp to offshore customers via regularly scheduled vessels.  The Company operates a central distribution centre in Surrey, B.C. which receives volumes from its four B.C. manufacturing sites and then ships via rail, truck and container to its customers.  This allows the Company to choose the most cost effective transportation mode in conjunction with customer requirements.

The Company leases 980 rail cars to ensure on-time delivery to its rail customers and the Company leases five paper barges which it uses to transport its products to the Surrey distribution centre.  Controlling key elements of its supply chain has allowed the Company to achieve a high on-time performance and low damage level.

Cost-competitive manufacturing

The Company’s manufacturing costs are key to being competitive over the long-term particularly with respect to fibre, energy, and labour and the Company is focused on reducing these costs and improving margins.  Over the past five years, capital expenditures of approximately $384 million have been made primarily in the interests of shifting production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, and meeting or exceeding environmental regulations.  In addition, significant workforce reductions over the last two years have improved the Company’s cost structure.

Over the last several years, the Company has developed expertise in the production of lightweight papers.  Lower basis-weight papers improve the Company’s margins by decreasing fibre, shipping, and storage and handling expenses.

Major industry property taxes in the Company’s four mill operating communities in B.C. are well above other North American jurisdictions.  Property tax payments in 2008 in these four municipalities were approximately $23 million.  The Company has identified municipal property tax reduction as a priority in 2009.

Production and capacity utilization

The ability to increase production rates and minimize production downtime impacts the Company’s per unit cash costs.  Over the last several years, the Company has been focused on improving machine productivity through several initiatives such as implementing an asset reliability program, operator technical training, and reduction of machine dry-end losses.

Corporate social responsibility

Corporate social responsibility is one of the Company’s core values.  The Company judges success in this area in part through the safety and well-being of its employees, the sustainability of the Company’s practices and products with respect to their impact on the environment, and its relationships with operating communities and other stakeholders.  A complete description of the Company’s commitments and progress with respect to corporate social responsibility is provided in the Company’s 2008 Sustainability Report, produced concurrently with the Company’s 2008 Annual Report.

Key performance indicators
The Company believes the following key performance indicators provide meaningful measurement of the Company’s progress in achieving its strategic goals and creating value for investors:

Safety

The Company’s first operating priority is the safety of its employees.  Key metrics include the medical incident rate (“MIR”), which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury frequency (“LTI”), which is the number of lost-time injuries per 200,000 hours worked.  The Company’s safety performance, as reflected in these two measures, declined during 2008, although there was improvement as measured by average severity of injuries.  Additional details on 2008 safety results are provided in the Company’s 2008 Sustainability Report, produced concurrently with the Company’s 2008 Annual Report.

EBITDA and EBITDA before specific items

EBITDA and EBITDA before specific items are widely used in the financial community to compare the profitability of corporations, and are used by management as an indicator of relative operating performance.  Further analysis and discussion of these indicators are provided in all discussions of operations and in  Section 10.0, “Non-GAAP measures”.

Average sales revenue per tonne

Average sales revenue per tonne for each product line provides key insights into how the Company maximizes its market position and product mix.  The main factors in revenue growth are U.S. dollar transaction prices, and the relationship between the Canadian and U.S. dollar.  Details on 2008 results are provided in Section 2.0, “Segmented results - annual” and Section 3.0, “Segmented results - quarterly”.

Average delivered cash costs per tonne and average delivered cash costs per tonne before specific items

Reducing cash costs while maintaining product quality is essential to sustaining profitability in each of the Company’s core businesses.  The Company continually examines all areas of its business for cost-reduction opportunities.  The Company is currently targeting a labour cost structure of $80 per tonne at each mill as a key element of reducing costs.  Details on 2008 results are provided in Section 2.0, “Segmented results - annual” and Section 3.0, “Segmented results - quarterly”.

Free cash flow

Free cash flow is a measure of cash that is generated from operations after capital expenditures, interest and income tax payments, and funding of employee future benefits, but before acquisitions, proceeds from rights offering and divested assets, and changes in working capital items.  Further analysis and discussion of this indicator is provided in Section 10.0, “Non-GAAP measures”.

Leverage and interest coverage

The Company’s success also depends on its liquidity and continued ability to finance its growth.  The Company focuses on net-debt to net-capitalization, net-debt to EBITDA, and EBITDA to interest ratios in order to assess its capital structure.  Further analysis and discussion of these indicators are provided in Section 5.0, “Liquidity and capital resources”.

Greenhouse gas emissions (“GHG”)

The Company has long recognized the importance of GHG reductions, from the perspective of both stakeholder expectations and expanding regulatory requirements.  The Company’s overall carbon footprint increased in 2008 with the acquisition of the Snowflake mill, which is located in a heavily fossil fuel-dependent jurisdiction and whose primary energy source is coal.  At its Canadian operations, however, direct GHG emissions were down 73% in 2008 relative to 1990 levels on an absolute basis (70% on an intensity basis).  Further details are provided in the Company’s 2008 Sustainability Report, produced concurrently with the Company’s 2008 Annual Report.

2008 strategic initiatives

Snowflake mill acquisition

The acquisition of the Snowflake mill was completed on April 10, 2008, providing the Company with additional production capacity of 347,000 tonnes of recycled newsprint. This low-cost mill provides geographic, fibre and currency diversification.  The mill’s location allows better service to customers in the Southwest and Southern U.S., and enables the Company to focus its B.C. newsprint production on freight-logical markets, taking advantage of convenient access to ocean freight.  On an annualized run-rate basis, the Company generated synergies of US$9.2 million in 2008 through various optimization initiatives.

Development of new grades

The Company continues to develop new grades as a way of protecting and increasing market share in its core region, Western North America.  In addition to increased market penetration, these new products, and a broader product range in general, provide the company with more flexibility to meet evolving customer needs.  In 2008, for example, the Company developed Electracote Brite, a higher brightness, heavier basis weight LWC grade aimed at replacing traditional coated mechanical number four grades. With more options for its paper machines, the Company believes it will achieve better overall operating margins.

Market share growth in uncoated mechanical grades

In 2008, the Company targeted growth in sales of its uncoated mechanical grades.  These grades have typically seen more stable market demand dynamics than both newsprint and coated grades and have enabled the Company to offset to some extent the declines in newsprint demand seen over recent years.  Due to the flexibility of the Company’s machines, growth in uncoated grades has been achieved with minimal capital cost.  The Company increased sales of its uncoated grades by 48,600 tonnes in 2008, or 9.5%, despite a 0.9% decline in the total uncoated North American shipments.

Labour cost target

In November 2008, the Company reached an agreement on the renewal of the collective agreements with the locals of the CEP and PPWC at its mills in Crofton, Elk Falls and Powell River.  The agreements have a four-year term, expiring April 30, 2012, and include a commitment to complete plans which will assist the Company in reaching its target of an $80 per tonne labour cost structure at each mill.  A structure designed to achieve $80 per tonne labour costs was implemented at Port Alberni pursuant to new five-year collective agreements with the CEP locals at this mill concluded in February 2008.

TMP investment at Port Alberni

In February 2008, after reaching agreements with the two CEP locals in Port Alberni that puts in place work practices that bring labour costs to competitive industry levels, the Company announced a $12 million capital upgrade to Port Alberni’s TMP facility and the restart of the No. 4 paper machine which had been curtailed in September 2007.  The capital upgrade is expected to be completed by May 2009 and will increase TMP capacity and displace recycled de-inked pulp, further improving the cost competitiveness of the Port Alberni mill.

Opportunities in Asian market
In 2008, the Company served notice of its intention to terminate the distribution agreement relating to sales of paper in Asia.  Sales under this distribution agreement represent approximately 5% of the Company’s paper sales volume.  The agreement will terminate at the end of April 2009.  The Company views Asia as a strategically important market for its products given the growth dynamics in that region in recent years and the Company’s ability to service that market cost effectively from its B.C. mills.  The Company is in the process of establishing its own network of agents throughout Asia that will allow the Company to increase its market penetration in that region and at a lower cost than its previous arrangements.

For details of the Company’s key priorities for 2009, see Section 16.0, “Outlook”.

1.6	Consolidated results of operations

Year ended December 31, 2008 compared to year ended December 31, 2007

Sales

Sales in 2008 increased $134.8 million, or 7.9%.  The increase can be attributed to higher average transaction prices across the Company’s products, increased uncoated mechanical volume and the impact of the Snowflake acquisition on newsprint volumes.  These increases were partially offset by lower pulp and white top linerboard volumes resulting from the curtailment and closure of the Elk Falls sawdust pulp and white top linerboard operation and market-related curtailments in paper mills and at the Crofton pulp mill.

The following table highlights the factors that affected the Company’s sales by segment:

Sales ($ millions)
	Year ended December 31,			Increase (decrease) from 2007 as a result of
	2008	2007	Total change	Volume[1]	Price	Mix	F/X

Specialty printing papers	$1,000.9	$919.6	$81.3	$22.7	$86.6	$(2.0)	$(26.0)
Newsprint	463.9	338.0	125.9	95.2	39.2	2.9	(11.4)
Total paper	1,464.8	1,257.6	207.2	117.9	125.8	0.9	(37.4)
Pulp	384.6	457.0	(72.4)	(73.0)	16.8	1.8	(18.0)
Total	$1,849.4	$1,714.6	$134.8	$44.9	$142.6	$2.7	$(55.4)

1	Includes impact of Snowflake sales.

EBITDA and EBITDA before specific items

($ millions)	EBITDA [1]	EBITDA before Specific Items [1,3]

2007 EBITDA	$27.0	$116.7
Paper prices	126.7	126.7
Pulp prices	18.6	18.6
Impact of Canadian dollar on sales, inclusive of hedging [2]	(55.4)	(55.4)
Production volume and mix (including Snowflake)	10.2	(21.1)
Distribution costs	(14.2)	(14.2)
Fibre mix and costs	(7.6)	(9.9)
Chemical costs	(6.2)	(6.2)
Fuel mix and costs	(13.4)	(16.4)
Labour costs	49.2	56.1
Maintenance	20.0	22.4
Other fixed costs (including Snowflake)	(32.2)	(29.7)
Lower of cost or market write-down in inventories	(5.9)	(5.9)
Restructuring costs	34.6	–
Other, net	8.0	7.8
2008 EBITDA	$159.4	$189.5

1  EBITDA and EBITDA before specific items are non-GAAP measures.  Refer to Section 10.0, “Non-GAAP measures” for further details.
2  Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is negative $39 million.
3	Specific items in 2007 included the impact of the USW strike of $25.0 million. This impact has been attributed to the relevant line items in the reconciliation above.

Operating earnings (loss)

The Company’s operating loss increased by $8.0 million in 2008 compared to 2007.  Higher EBITDA of $132.4 million and lower amortization expense of $10.6 million were more than offset by the $151.0 million impairment charge in 2008, of which $136.4 million related to the Elk Falls pulp and white top linerboard operation.

Net earnings (loss)

Net loss of $221.1 million in 2008 ($0.66 per common share) increased $189.5 million compared to a net loss of $31.6 million ($0.15 per common share) in 2007.  Net loss before specific items in 2008 was $28.0 million ($0.08 per common share), an improvement of $61.3 million from a net loss before specific items of $89.3 million ($0.42 per common share) in the previous year.  Refer to Section 10.0, “Non-GAAP measures” for details on net earnings (loss) before specific items.

The following table reconciles 2008 net earnings (loss) to 2007:

($millions)	Pre-tax	After-tax

2007 net earnings (loss)	$(131.6)	$(31.6)
Higher EBITDA before specific items	72.8	53.8
Lower restructuring costs	34.6	21.9
Impact of the USW strike in 2007	25.0	16.5
Lower amortization expense	10.6	2.0
Impairment charge in 2008	(151.0)	(111.0)
Change in foreign exchange loss on long-term debt	(186.1)	(155.7)
Higher other income, net	17.8	11.8
Higher interest expense	(4.3)	(5.1)
Income tax adjustments, net	-	(23.0)
Non-controlling interest	(0.7)	(0.7)
2008 net earnings (loss)	$(312.9)	$(221.1)

2.0	SEGMENTED RESULTS - ANNUAL

2.1	Specialty printing papers

(In millions of dollars, except where otherwise stated)
	2008	2007	2006

Sales	$1,000.9	$919.6	$918.4
Operating earnings (loss)	27.0	(75.1)	9.7
EBITDA [1]	139.5	26.2	104.8
– before specific items [1]	150.1	73.4	104.8
EBITDA margin [1]	13.9%	2.8%	11.4%
– before specific items [1]	15.0%	8.0%	11.4%

Sales (000 tonnes)	1,080.8	1,054.8	990.2
Production (000 tonnes)	1,060.1	1,055.4	983.7
Curtailment (000 tonnes) [2]	31.1	7.2	-

Average sales revenue per tonne	$926	$872	$928
Average delivered cash costs per tonne [3]	797	847	822
– before specific items [1,3]	787	802	822

Benchmark prices
SC-A paper, 35 lb. (US$/ton) [4]	866	753	788
LWC paper, No. 5, 40 lb. (US$/ton) [4]	960	786	836
Telephone directory paper, 22.1 lb. (US$/ton) [4]	750	740	721

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to  Section 10.0, “Non-GAAP measures” for further details.

2	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to unavailability of fibre and market demand in 2008.
3
Average delivered cash costs per tonne consist of cost of sales including the impact of the USW strike, selling, general and administration (“SG&A”) costs, and restructuring and change-of-control costs.

4	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

2.1.1	Markets

During 2008, market conditions for most of our specialty printing paper products were mixed.

Coated mechanical demand was 15.5% lower in 2008 compared to 2007.  This decline was a result of the overall weakness in the economy and its impact on the level of print advertising by retailers in relevant end markets, in particular magazine and catalogue. The coated market was tight in the first part of the year primarily due to significant capacity reductions in North America and Western Europe.  Following price increases in the second half of 2007, LWC prices increased further in the first three quarters of 2008 with the Company announcing two price increases of US$60 per ton, effective April 1 and July 1.  Significant decline in demand combined with rising mill and consumer inventories caused prices to weaken in Q4.  The average 2008 LWC benchmark price increased US$174 per ton, or 22.1%, over 2007.

Demand for uncoated mechanical grades was down 2.7% in 2008.  Reduced advertising due to the weaker economy and grade switching to lower-cost standard grades by some retailers led to a decline in demand for high-gloss grades of 8.2% compared to 2007. Demand for standard grades was up 4.0% as they benefited from this grade switching. Uncoated pricing was strong and two consecutive US$60 per ton price increases were partially implemented in the second and third quarters.  The average benchmark price for SC-A in 2008 increased US$113 per ton, or 15.0%, over 2007.

Directory paper demand was down 9.5% in 2008.  The decline was largely due to page-count reductions and reduced directory book distribution.  Annual contract prices for 2008 were relatively flat compared to 2007 and the July 1, 2008 US$60 per ton price increase on spot sales of directory was partially implemented.  The average benchmark price for directory in 2008 increased US$10 per ton, or 1.4%, over 2007.

The 2008 specialty printing papers product-grade distribution, based on sales volumes, is depicted in the chart below:

The 2008 geographic sales distribution, based on sales volumes, is depicted in the chart below:

2.1.2	Segment overview

North American print advertising is a key driver for the Company’s specialty printing papers business with approximately 90% of its product traditionally sold to this market. Among its initiatives to improve profitability, the Company continues to develop new specialty grades and look for ways to further optimize its product, customer and geographic mix.

Sales volumes for LWC in 2008 were down 8,700 tonnes, or 4.1%, from the previous year compared to a 16.2% decline in total North American coated mechanical shipments.  This reduction in the Company’s volume was due to capacity curtailment and grade switching on the LWC machine at Port Alberni due to weak market demand in 2008.

Sales volumes for uncoated mechanical grades in 2008 increased 48,600 tonnes, or 9.5%, from 2007 despite a 0.9% decline in total North American uncoated shipments in 2008.  This growth in uncoated mechanical market share was seen in both SC and MF grades and primarily reflects the leveraging of the Company’s strong position in Western North America with retailers and printers.

Sales volumes for directory in 2008 decreased 13,900 tonnes, or 4.2%, compared to 2007.  This compared to a 5.9% decline in total North American directory shipments caused by page-count reductions and reduced directory book distribution.  Despite a drop in sales volume the Company’s strong reputation in the directory market led to increased market share in the year.

2.1.3	Operational performance

Operating earnings for the specialty printing papers segment of $27.0 million in 2008 improved $102.1 million compared to 2007.  EBITDA and EBITDA before specific items improved $113.3 million and $76.7 million, respectively, compared to the prior year.

Sales volumes increased 26,000 tonnes compared to the previous year.  The increase was largely due to switching capacity from newsprint to uncoated MF high-brights offset by reductions in LWC and directory.  Average sales revenue increased $54 per tonne compared to the previous year, reflecting stronger average transaction prices across most grades that more than offset the negative impact of the stronger Canadian dollar in 2008.

Average delivered cash costs improved $50 per tonne compared to 2007.  This was primarily driven by lower restructuring costs, lower labour costs due to workforce reductions and lower maintenance costs.  Before the impact of specific items, average delivered cash costs were $787 per tonne, an improvement of $15 per tonne from the previous year.  Refer to Section 10.0, “Non-GAAP measures” for details on average delivered cash costs before specific items.

2.1.4	Outlook

Conditions are expected to be challenging for most specialty printing paper products in 2009.  Demand across most grades is anticipated to decline based on lower advertising spending.  Falling demand will put pressure on pricing for LWC and uncoated grades.  Contract prices for directory paper have increased in 2009.

Coated mechanical paper demand is expected to be down due to a reduction in print advertising in relevant end markets, in particular magazines and catalogues.  Benchmark prices are expected to be under pressure given this negative demand environment.

Demand for uncoated mechanical grades is expected to be lower as retailers and other users further cut back print advertising in response to the weak economy.  An increase in retail business failures may further negatively impact demand. Benchmark prices for uncoated are expected to be under pressure but potentially more stable than coated mechanical due to supply dynamics and the potential benefit of grade substitution.

Directory paper demand is expected to decline in 2009 due to a reduction in advertising by small to medium-size businesses and rationalization of the number of books printed and distributed by major telephone book publishers. Pricing agreements with major directory customers are in place for 2009 and price increases are estimated to average 8%.

2.2	Newsprint

(In millions of dollars, except where otherwise stated)
	2008	2007	2006

Sales	$463.9	$338.0	$529.8
Operating earnings (loss)	3.6	(56.9)	6.9
EBITDA [1]	43.3	(23.7)	71.8
– before specific items [1]	47.4	(4.4)	71.8
EBITDA margin [1]	9.3%	(7.0%)	13.6%
– before specific items [1]	10.2%	(1.2%)	13.6%
Sales (000 tonnes)	601.8	496.3	699.1
Production (000 tonnes)	596.8	472.8	703.7
Curtailment (000 tonnes) [2]	195.3	98.9	-
Average sales revenue per tonne	$771	$681	$758
Average delivered cash costs per tonne [3]	699	729	655
– before specific items [1,3]	692	674	655
Benchmark prices (US$/tonne) [4]
Newsprint 48.8 gsm, West Coast delivery	687	579	649

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.    Refer to  Section 10.0, “Non-GAAP measures” for further details.

2	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to unavailability of fibre and market demand in 2008 (including the indefinite curtailment of E1).
3	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.
4	Benchmark selling prices are sourced from RISI.

2.2.1	Markets

North American newsprint demand continued to decline in 2008 with total U.S. consumption down 13.8% year-over-year.  Despite reduced demand, benchmark prices trended upwards through the first three quarters of 2008 due to strong industry operating rates resulting from reduced supply and relatively strong exports to overseas markets. The Company implemented monthly US$20 per tonne price increases from January to September with a total of US$180 per tonne for the year before positive price momentum began to reverse in Q4. The average newsprint benchmark price in 2008 was US$687 per tonne, up US$108 per tonne or 18.7%, compared to 2007.

The 2008 geographic sales distribution, based on sales volumes, is depicted in the chart below:

2.2.2	Segment overview

The Company continued to focus on the optimization of its newsprint portfolio in 2008 in response to a deteriorating trend in demand for newsprint.  Although the Company’s total production of newsprint increased by 124,000 tonnes in 2008, this was the net impact of a number of initiatives during the year designed to improve the overall competitive position of the newsprint segment:

•	The acquisition of Snowflake in April 2008 increased production in the year by 215,200 tonnes of lower-cost, recycled newsprint focused on freight logical markets in the U.S. South and West.

•
Following agreement on a new labour contract designed to reduce labour costs at Port Alberni to $80 per tonne, the Company restarted the A4 paper machine in early 2008 with the impact of increasing newsprint production in B.C. by 64,800 tonnes in the year.

•
The Company’s E1 paper machine at Elk Falls was curtailed throughout 2008, reflecting a lack of fibre in the early part of the year, weaker market demand, and a drive to optimize newsprint production on lower-cost machines.  This curtailment removed the equivalent of 153,000 tonnes of newsprint production in 2008.

•
In addition to E1, production was periodically curtailed during the year, particularly in Q4, on other newsprint machines.  This reduced production by 42,300 tonnes in 2008, reflecting weaker demand and the Company’s drive to manage inventories by matching production to customer orders.  Including E1, total production curtailment in 2008 was 195,300 tonnes, an increase of 96,400 tonnes compared to curtailment in 2007.

•	The Company utilized its ability to allocate machine capacity in B.C. between different grades to reduce newsprint production and increase market share in uncoated mechanical grades.

2.2.3	Operational performance

Newsprint segment operating earnings of $3.6 million in 2008 improved $60.5 million compared to 2007.  EBITDA and EBITDA before specific items improved $67.0 million and $51.8 million, respectively, compared to 2007.

Sales volumes increased 105,500 tonnes, or 21.3%, from the previous year, primarily due to the net increase in production in 2008 of 124,000 tonnes.  Average sales revenue increased $90 per tonne in 2008 compared to the previous year.  The impact of higher transaction prices was partially offset by the negative impact of the stronger Canadian dollar.

Average delivered cash costs improved $30 per tonne from the previous year.  Lower restructuring costs, lower maintenance costs, and lower labour costs due to workforce reductions more than outweighed higher fuel costs and the impact of increased curtailment.  Before the impact of specific items, average delivered cash costs were $692 per tonne, an increase of $18 per tonne from the previous year.  Refer to  Section 10.0, “Non-GAAP measures” for details on average delivered cash costs before specific items.

2.2.4	Outlook

North American newsprint demand is expected to continue to decline in 2009.  In response to lower revenues, newspaper publishers are expected to continue to cut costs by reducing paper consumption.   As a result, the Company expects newsprint prices to weaken in 2009.

Pulp

(In millions of dollars, except where otherwise stated)
	2008	2007	2006

Sales	$384.6	$457.0	$434.3
Operating earnings (loss)	(188.0)	(17.4)	(12.7)
EBITDA [1]	(23.4)	24.5	34.4
– before specific items [1]	(8.0)	47.7	34.4
EBITDA margin [1]	(6.1%)	5.4%	7.9%
– before specific items [1]	(2.1%)	9.8%	7.9%

Sales (000 tonnes)	506.9	603.2	626.2
Production (000 tonnes)	503.4	601.8	624.3
Curtailment (000 tonnes) [2]	134.7	54.7	-

Average sales revenue per tonne	$759	$757	$693
Average delivered cash costs per tonne [3]	805	717	638
– before specific items [1,3]	774	679	638

Benchmark prices
NBSK pulp, Northern Europe delivery (US$/tonne) [4]	840	800	681
White top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [4]	750	697	673

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to  Section 10.0, “Non-GAAP measures” for further details.

2	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to unavailability of fibre and market demand in 2008.
3	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.
4	Benchmark selling prices are sourced from RISI.

2.3.1	Markets

Global pulp shipments decreased 0.9% year-over-year and global operating rates had weakened significantly by the end of 2008.  Stronger demand early in the year and low inventories provided support for price increases during the first half of the year before the impact of the global economic slowdown caused prices to fall rapidly in the last four months of the year.  The average Northern Europe NBSK benchmark price for 2008 was up US$40 per tonne, or 5%, compared to the previous year.

North American linerboard demand was down 3.8% compared to 2007 due to lower box shipments resulting from the weak economy.  The average 2008 benchmark white top linerboard price increased US$53 per ton, or 7.6%, compared to 2007.

The primary markets for the Company’s market pulp are Asia and Europe. The 2008 geographic sales distribution, based on sales volumes, is depicted in the chart below:

2.3.2	Segment overview

Pulp segment production volumes decreased 98,400 tonnes, or 16.4% in 2008 as a result of fibre-related curtailments at Elk Falls and market-related curtailments at Crofton.

Unavailability of sawdust fibre led the Company to curtail production at its Elk Falls sawdust pulp and white top linerboard operation periodically throughout 2008, and led to its permanent closure on November 18, 2008.  This reduced pulp and white top linerboard production by 126,700 tonnes in 2008.  The annualized impact of this permanent closure is a reduction of the Company’s annual capacity by 200,000 tonnes of market pulp and 131,000 tonnes of white top linerboard.

The Company also curtailed production at its Crofton mill in the fourth quarter as a result of reduced market demand and the Company’s strategy of matching production with customer orders and to maintain appropriate inventory levels.  The Crofton pulp mill curtailment in Q4 reduced market pulp production by 8,000 tonnes in the year.

2.3.3	Operational performance

The pulp segment operating loss of $188.0 million in 2008 increased $170.6 million compared to 2007, primarily due to lower EBITDA and the $136.4 million impairment charge related to the Elk Falls sawdust pulp and white top linerboard operation.  EBITDA and EBITDA before specific items decreased $47.9 million and $55.7 million, respectively, compared to 2007.  Refer to Section 10.0, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volumes decreased 96,300 tonnes in 2008 from the previous year, primarily due to the fibre shortage at Elk Falls, market-related curtailment at Crofton and the closure of the Elk Falls pulp mill.  Average sales revenue improved $2 per tonne compared to the previous year, due primarily to higher pulp prices, offset by a stronger Canadian dollar in 2008.

Average delivered cash costs increased $88 per tonne in 2008 compared to 2007.  Increased curtailment and higher restructuring costs due to the permanent closure of the Elk Falls sawdust pulp and white top linerboard operation had a significant impact.  Other factors contributing to higher costs included higher distribution costs, higher fuel and chemical costs and a $12.3 million write-down to net realizable value of the Company’s long-fibre pulp finished goods inventory and related fibre as at December 31, 2008.  Before specific items, average delivered cash costs were $774 per tonne, an increase of $95 per tonne from the previous year.  Refer to  Section 10.0, “Non-GAAP measures”, for details on average delivered cash costs before specific items.

2.3.4	Outlook

Demand for NBSK pulp is expected to remain weak during the first half of 2009 due to lower pulp consumption caused by decreased worldwide graphic paper demand.  As a consequence benchmark prices are also expected to remain weak in 2009.

3.0	SEGMENTED RESULTS - QUARTERLY

Selected quarterly financial information

(In millions of dollars, except where otherwise stated)
	2008					2007
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$1,849.4	$492.2	$504.8	$452.9	$399.5	$1,714.6	$381.0	$413.7	$441.8	$478.1
Operating earnings (loss)	(157.4)	11.5	14.0	(153.3)	(29.6)	(149.4)	(27.7)	(44.3)	(46.7)	(30.7)
EBITDA [1]	159.4	64.7	53.1	29.5	12.1	27.0	15.1	(0.3)	(1.9)	14.1
– before specific items [1]	189.5	65.9	66.2	30.7	26.7	116.7	28.8	37.4	17.4	33.1
Net earnings (loss)	(221.1)	(48.5)	(10.9)	(124.3)	(37.4)	(31.6)	12.4	(18.6)	0.2	(25.6)
– before specific items [1]	(28.0)	9.3	7.2	(22.7)	(21.8)	(89.3)	(20.9)	(16.9)	(31.8)	(19.7)
EBITDA margin [1]	8.6%	13.1%	10.5%	6.5%	3.0%	1.6%	4.0%	(0.1%)	(0.4%)	2.9%
– before specific items [1]	10.2%	13.4%	13.1%	6.8%	6.7%	6.5%	6.6%	8.5%	3.9%	6.9%
Net earnings (loss) per share (in dollars) – basic and diluted	$(0.66)	$(0.13)	$(0.03)	$(0.34)	$(0.17)	$(0.15)	$0.06	$(0.09)	$-	$(0.12)
– before specific items [1]	(0.08)	0.02	0.02	(0.06)	(0.10)	(0.42)	(0.10)	(0.08)	(0.15)	(0.09)
Sales (000 tonnes)
Specialty printing papers	1,080.8	276.2	268.7	267.4	268.5	1,054.8	279.3	261.1	259.2	255.2
Newsprint	601.8	160.2	189.0	170.8	81.8	496.3	70.7	119.8	157.1	148.7
Total paper	1,682.6	436.4	457.7	438.2	350.3	1,551.1	350.0	380.9	416.3	403.9
Pulp	506.9	93.5	138.0	130.0	145.4	603.2	136.1	151.8	147.4	167.9
Total sales	2,189.5	529.9	595.7	568.2	495.7	2,154.3	486.1	532.7	563.7	571.8
Production (000 tonnes)
Specialty printing papers	1,060.1	250.0	276.0	265.7	268.4	1,055.4	265.8	262.6	270.4	256.6
Newsprint	596.8	152.7	188.9	172.2	83.0	472.8	60.9	110.9	148.9	152.1
Total paper	1,656.9	402.7	464.9	437.9	351.4	1,528.2	326.7	373.5	419.3	408.7
Pulp	503.4	89.2	131.3	142.9	140.0	601.8	144.7	143.2	157.1	156.8
Total production	2,160.3	491.9	596.2	580.8	491.4	2,130.0	471.4	516.7	576.4	565.5
US$/CDN$ foreign exchange [2]
Average spot rate	0.938	0.825	0.961	0.990	0.996	0.930	1.019	0.957	0.911	0.854
Period-end spot rate	0.817	0.817	0.944	0.982	0.973	1.012	1.012	1.004	0.940	0.867
Average effective rate	0.947	0.868	0.971	0.989	0.967	0.917	0.970	0.935	0.916	0.860
Common shares (millions)
At period-end	381.8	381.8	381.8	381.8	214.7	214.7	214.7	214.7	214.7	214.6
Weighted average	336.1	381.8	381.8	365.2	214.7	214.7	214.7	214.7	214.7	214.6

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively.  Refer to Section 10.0, “Non-GAAP measures” for further details.

2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
b)	Period-end spot rate is the Bank of Canada noon spot rate.
c)
Average effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of U.S. dollar denominated working capital at period opening and closing rates.  See Section 9.0, “Summary of quarterly results” for further details.

Summary of selected segmented financial information

(In millions of dollars, except where otherwise stated)
	2008					2007
Specialty printing papers	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$1,000.9	$281.9	$248.7	$235.3	$235.0	$919.6	$234.3	$222.1	$225.1	$238.1
Operating earnings (loss)	27.0	22.6	14.6	(0.2)	(10.0)	(75.1)	(13.5)	(26.3)	(21.1)	(14.2)
EBITDA[1]	139.5	58.9	40.5	25.6	14.5	26.2	12.5	0.0	4.1	9.6
– before specific items[1]	150.1	57.9	40.6	26.1	25.5	73.4	16.1	17.6	17.0	22.7
EBITDA margin[1]	13.9%	20.9%	16.3%	10.9%	6.2%	2.8%	5.3%	0.0%	1.8%	4.0%
– before specific items[1]	15.0%	20.5%	16.3%	11.1%	10.9%	8.0%	6.9%	8.0%	7.6%	9.5%
Sales (000 tonnes)	1,080.8	276.2	268.7	267.4	268.5	1,054.8	279.3	261.1	259.2	255.2
Production (000 tonnes)	1,060.1	250.0	276.0	265.7	268.4	1,055.4	265.8	262.6	270.4	256.6
Curtailment (000 tonnes)[2]	31.1	27.5	2.7	–	0.9	7.2	4.0	3.2	-	-

Average sales revenue per tonne	$926	$1,020	$925	$880	$875	$872	$839	$850	$868	$933
Average delivered cash costs per tonne[3]	797	807	775	785	821	847	794	849	852	896
– before specific items[3]	787	810	774	783	780	802	783	781	802	845
SC-A paper, 35 lb. (US$/ton)[4]	866	902	895	850	815	753	770	745	745	752
LWC paper, No. 5, 40 lb. (US$/ton)[4]	960	975	988	965	910	786	848	782	748	767
Telephone directory paper, 22.1 lb.(US$/ton)[4]	750	755	755	745	745	740	740	740	740	740
Newsprint
Sales	$463.9	$143.0	$148.9	$118.3	$53.7	$338.0	$44.2	$77.8	$106.7	$109.3
Operating earnings (loss)	3.6	10.6	11.9	(6.9)	(12.0)	(56.9)	(14.5)	(15.6)	(13.5)	(13.3)

EBITDA[1]	43.3	23.6	21.5	3.0	(4.8)	(23.7)	(8.3)	(8.1)	(4.2)	(3.1)
– before specific items[1]	47.4	23.5	21.6	3.5	(1.2)	(4.4)	(4.4)	(0.4)	(0.2)	0.6
EBITDA margin[1]	9.3%	16.5%	14.4%	2.5%	(8.9%)	(7.0%)	(18.8%)	(10.4%)	(3.9%)	(2.8%)
– before specific items[1]	10.2%	16.4%	14.5%	3.0%	(2.2%)	(1.2%)	(5.5%)	(0.8%)	0.0%	0.0%
Sales (000 tonnes)	601.8	160.2	189.0	170.8	81.8	496.3	70.7	119.8	157.1	148.7
Production (000 tonnes)	596.8	152.7	188.9	172.2	83.0	472.8	60.9	110.9	148.9	152.1
Curtailment (000 tonnes)[2]	195.3	72.7	42.7	38.3	41.6	98.9	65.8	33.1	-	-

Average sales revenue per tonne	$771	$893	$788	$692	$657	$681	$625	$650	$679	$735
Average delivered cash costs per tonne[3]	699	746	674	675	716	729	742	720	706	756
– before specific items[3]	692	746	674	672	671	674	636	646	681	731
Newsprint 48.8 gsm, West Coast delivery(US$/tonne)[4]	687	741	726	670	613	579	565	561	584	606
Pulp
Sales	$384.6	$67.3	$107.2	$99.3	$110.8	$457.0	$102.5	$113.8	$110.0	$130.7
Operating earnings (loss)	(188.0)	(21.7)	(12.5)	(146.2)	(7.6)	(17.4)	0.3	(2.4)	(12.1)	(3.2)

EBITDA[1]	(23.4)	(17.8)	(8.9)	0.9	2.4	24.5	10.9	7.8	(1.8)	7.6
– before specific items[1]	(8.0)	(15.5)	4.0	1.1	2.4	47.7	17.1	20.2	0.6	9.8
EBITDA margin[1]	(6.1%)	(26.4%)	(8.3%)	0.9%	2.2%	5.4%	10.6%	6.9%	(1.6%)	5.8%
– before specific items[1]	(2.1%)	(23.0%)	3.7%	1.1%	2.2%	9.8%	14.2%	16.2%	0.5%	7.5%
Sales (000 tonnes)	506.9	93.5	138.0	130.0	145.4	603.2	136.1	151.8	147.4	167.9
Production (000 tonnes)	503.4	89.2	131.3	142.9	140.0	601.8	144.7	143.2	157.1	156.8
Curtailment (000 tonnes)[2]	134.7	70.5	24.8	17.2	22.2	54.7	26.8	27.9	-	-

Average sales revenue per tonne	$759	$719	$777	$764	$762	$757	$753	$750	$746	$778
Average delivered cash costs per tonne[3]	805	910	841	758	746	717	672	699	759	732
– before specific items[3]	774	886	748	756	746	679	637	622	743	719
NBSK pulp, Northern Europe delivery (US$/tonne)[4]	840	703	878	900	880	800	850	810	783	757
White top linerboard, 42 lb., Eastern U.S.delivery (US$/ton)[4]	750	780	780	720	720	697	720	707	680	680

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 10.0, “Non-GAAP Measures” for further details.

2
Curtailment consists of downtime related to the USW strike in 2007 and downtime related to unavailability of fibre and market demand in 2008.  Includes impact on production in Q4, 2008 post closure of the pulp mill and white top linerboard operation in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year end).

3	Average delivered cash costs per tonne consist of cost of sales including the impact of the USW strike, SG&A costs, and restructuring and change of-control costs.
4	Benchmark selling prices are sourced from RISI.

Fourth quarter overview

The rapid deterioration in the global economic environment in Q4 affected a number of the Company’s key performance drivers during the quarter.  A significant decline in the Canadian dollar relative to the U.S. dollar, lower old newspaper (“ONP”) costs, and the first signs of weaker input costs linked to energy prices were all positive factors.  However, these factors were offset by the impact of weaker demand, which led to increased production curtailment, lower pulp prices, and stalled momentum on paper prices.  In addition, the very weak housing market in the U.S. resulted in lumber markets that continued to be very challenging, and in significantly reduced output of chips and sawdust from sawmills.  This led to the closure of the Elk Falls sawdust pulp and white top linerboard operation in November 2008, due to unavailability of sawdust fibre.

The Company recorded a net loss of $48.5 million ($0.13 per common share) in Q4, compared to a net loss of $10.9 million ($0.03 per common share) in the third quarter (“Q3”). Excluding specific items, Q4 generated net earnings of $9.3 million ($0.02 per common share) compared to net earnings before specific items of $7.2 million ($0.02 per common share) in Q3.  Refer to Section 10.0, “Non-GAAP measures” for details on net earnings (loss) before specific items.

EBITDA was $64.7 million in Q4 compared to $53.1 million in Q3.  The Company’s results included restructuring costs of $1.2 million and $13.1 million for Q4 and Q3, respectively. Q4 EBITDA before specific items of $65.9 million was in line with EBITDA before specific items of $66.2 million in Q3.

The following table summarizes pulp and paper production curtailment in Q4, 2008:

2008 – Q4 Production Curtailment (000 tonnes)	Paper		Pulp	Total
	Newsprint	Specialty printing papers	Pulp and white top linerboard

Snowflake	15.4	-	-	15.4
Port Alberni	-	9.3	-	9.3
Crofton	9.3	3.6	8.0	20.9
Powell River	5.9	12.5	-	18.4
Elk Falls	42.1 [1]	2.1	62.5 [2]	106.7
Total	72.7	27.5	70.5	170.7

1  Curtailment includes 38,250 tonnes related to E1 which is indefinitely curtailed due to the decline in  market demand for newsprint.
2	Includes impact on production of the closure of the Elk Falls sawdust pulp mill and white top linerboard operation in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year end).

Production curtailment in Q4 of 170,700 tonnes increased compared to curtailment of 70,200 tonnes in Q3 and enabled the Company to manage its paper inventory to an appropriate level.

3.1	Consolidated results of operations

Three months ended December 31, 2008 compared to three months ended September 30, 2008

Sales

Sales in Q4, 2008 decreased $12.6 million, or 2.5%, compared to Q3, 2008. The decrease in sales was largely due to increased curtailment in Q4 and lower pulp prices which more than offset the positive impact of the weaker Canadian dollar.

EBITDA and EBITDA before specific items

($ millions)	EBITDA [1]	EBITDA before Specific Items [1]

Q3, 2008	$53.1	$66.2
Paper prices	2.4	2.4
Pulp prices	(11.6)	(11.6)
Impact of Canadian dollar on sales, inclusive ofhedging [2]	47.0	47.0
Production volume and mix	(26.2)	(26.2)
Distribution costs	(3.5)	(3.5)
Maintenance	(3.9)	(3.9)
Lower of cost or market write-down in inventories	(9.9)	(9.9)
Restructuring costs	11.9	-
Other, net	5.4	5.4
Q4, 2008	$64.7	$65.9

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 10.0, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is positive $28 million.

Operating earnings (loss)

The Company’s operating earnings of $11.5 million decreased $2.5 million in Q4, compared to Q3, 2008.  Higher EBITDA of $11.6 million in Q4 was more than offset by a $14.5 million asset-impairment charge related to certain specific assets in Q4.

Net earnings (loss)

Net loss in Q4, 2008 of $48.5 million ($0.13 per common share) increased $37.6 million compared to a net loss of $10.9 million ($0.03 per common share) in Q3, 2008.  The increase in net loss was primarily related to an after-tax foreign exchange loss on the translation of long-term debt of $45.2 million compared to an after-tax loss of $9.1 million in Q3, 2008.  Net earnings before specific items in Q4, 2008 were $9.3 million ($0.02 per common share), compared to net earnings before specific items of $7.2 million ($0.02 per common share) in the previous quarter.  Refer to  Section 10.0, “Non-GAAP measures” for details on net earnings (loss) before specific items.

Operational performance – specialty printing papers

Operating earnings for the specialty printing papers segment in Q4 were $22.6 million, an increase of $8.0 million compared to Q3, 2008.

Despite lower production due to increased curtailment in Q4, sales volumes increased 7,500 tonnes from Q3 due to higher shipments of LWC and directory as inventory levels were drawn down.  Average sales revenue increased $95 per tonne from the previous quarter, due primarily to the weaker Canadian dollar in Q4.

Average delivered cash costs increased $32 per tonne compared to Q3, 2008, due primarily to the impact of curtailment and higher distribution and maintenance costs.  Before the impact of specific items, average cash costs were $810 per tonne, an increase of $36 per tonne from the previous quarter.

Operational performance – newsprint

Operating earnings for the newsprint segment in Q4 were $10.6 million, a decrease of $1.3 million from the previous quarter.

Sales volumes in Q4 decreased 28,800 tonnes compared to Q3, 2008, primarily due to increased production curtailment.  Average sales revenue increased $105 per tonne from Q3, 2008, due primarily to the weaker Canadian dollar and the full quarter impact in Q4 of price increases implemented during the third quarter.

Average delivered cash costs increased $72 per tonne from Q3, 2008 due to the impact of curtailment and higher distribution and fuel costs. This was partially offset by lower ONP costs.

Operational performance – pulp

The pulp segment operating loss of $21.7 million in Q4 increased by $9.2 million from the previous quarter primarily as a result of increased production curtailment, lower pulp prices and an $11.1 million write-down to net realizable value of long-fibre pulp finished goods inventory and related fibre in Q4.

Sales volumes in Q4 decreased 44,500 tonnes from Q3, 2008, primarily as a result of closure of the Elk Falls sawdust pulp mill and white top linerboard operation in November 2008 and market curtailment at the Crofton pulp mill.  Average sales revenue decreased $58 per tonne from Q3, 2008, with lower pulp prices more than offsetting the benefit of a weaker Canadian dollar.

Average delivered cash costs increased by $69 per tonne compared to Q3, 2008, primarily due to the impact of lower production, higher maintenance costs and the write-down to net realizable value of long-fibre pulp finished goods and related fibre inventory.  This more than offset lower restructuring costs.  Before specific items, average delivered cash costs were $886 per tonne, an increase of $138 per tonne from the previous quarter.

3.2	Three months ended December 31, 2008 compared to three months ended December 31, 2007

Sales

Sales increased by $111.2 million in Q4, 2008 compared to sales in Q4, 2007.  Higher sales volumes for the Company’s paper products, largely due to the Snowflake acquisition, higher average paper prices and the positive impact of the weaker Canadian dollar were the primary drivers offsetting lower pulp volumes and prices.

EBITDA and EBITDA before specific items

($ millions)	EBITDA[1]	EBITDA before specific items[1,3]

Q4, 2007	$15.1	$28.8
Paper prices	42.4	42.4
Pulp prices	(9.3)	(9.3)
Impact of Canadian dollar on sales, inclusive of hedging [2]	36.8	36.8
Production volume and mix (including Snowflake)	7.3	(10.2)
Distribution costs	(8.5)	(8.5)
Fibre mix and costs	(5.8)	(6.4)
Labour costs	11.9	15.9
Other fixed costs (including Snowflake)	(16.1)	(12.8)
Lower of cost or market write-down in inventories	(12.8)	(12.8)
Restructuring costs	0.8	-
Other, net	2.9	2.0
Q4, 2008	$64.7	$65.9

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 10.0, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is positive $27 million.
3	Specific items in Q4, 2007 included the impact of the USW strike of $11.7 million. This impact has been attributed to the relevant line items in the reconciliation above.

Operating earnings (loss)

The Company’s operating earnings of $11.5 million in Q4, 2008 increased $39.2 million compared to Q4, 2007.  This increase from the comparative period was primarily related to the $49.6 million increase in EBITDA, which was offset by a $14.5 million asset-impairment charge related to certain specific assets in Q4, 2008.

Net earnings (loss)

Net loss in Q4, 2008 of $48.5 million ($0.13 per common share) decreased $60.9 million compared to net earnings of $12.4 million ($0.06 per common share) in Q4, 2007.  Net loss for the current quarter included an after-tax foreign exchange loss on the translation of U.S. dollar denominated long-term debt of $45.2 million compared to an after-tax gain of $7.4 million in Q4, 2007.  The comparative period in 2007 also benefited from a favourable release of future income tax provision of $35.0 million.  Net earnings before these and other specific items in Q4, 2008 was $9.3 million ($0.02 per common share) compared to a net loss before specific items of $20.9 million ($0.10 per common share) in Q4, 2007.  Refer to  Section 10.0, “Non-GAAP Measures” for details on net earnings (loss) before specific items.

Operational performance – specialty printing papers

Operating earnings for the specialty printing papers segment in Q4, 2008 of $22.6 million increased by $36.1 million compared to Q4, 2007.

Sales volumes decreased 3,100 tonnes from the comparative period in 2007.  This decrease was largely due to increased production curtailment in Q4, 2008, largely offset by a drawdown of inventory volume in Q4, 2008.  Average sales revenue increased by $181 per tonne over the comparative period, due primarily to improved average transaction prices across most of the Company’s paper products and a weaker Canadian dollar.

Average delivered cash costs increased $13 per tonne from the comparative period in 2007.  This was primarily due to the impact of curtailment in Q4, 2008 and higher distribution, furnish, and chemical costs, which more than offset the impact of lower restructuring and labour costs.  Before the impact of specific items, average delivered cash costs increased $27 per tonne from the comparative period in 2007.

Operational performance – newsprint

Operating earnings for the newsprint segment in Q4, 2008 of $10.6 million increased by $25.1 million compared to Q4, 2007.

Sales volumes increased 89,500 tonnes from the comparative period, primarily due to the additional sales related to the acquisition of Snowflake and to a lesser extent the re-start of the A4 paper machine in May 2008.  This was partly offset by increased curtailment in Q4, 2008.  Average sales revenue increased $268 per tonne due to higher transaction prices and the positive impact of the weaker Canadian dollar.

Average delivered cash costs increased $4 per tonne from the comparative period in 2007.  Overall higher costs due to the impact of curtailment and higher distribution and fuel costs were offset by lower restructuring costs.  Before the impact of specific items, average delivered cash costs increased $110 per tonne from the comparative period in 2007.

Operational performance - pulp

The pulp segment operating loss in Q4, 2008 of $21.7 million deteriorated by $22.0 million, compared to operating earnings in Q4, 2007 of $0.3 million. Included in operating earnings in Q4, 2008 is an $11.1 million write-down to net realizable value of long-fibre pulp finished goods and related fibre inventory.

Sales volumes decreased 42,600 tonnes from the comparative period, primarily due to the closure of the Elk Falls sawdust pulp mill and white top linerboard operation and the curtailment of 8,000 tonnes of Crofton market pulp production in Q4, 2008.  Average sales revenue decreased $34 per tonne primarily due to lower average transaction prices, partly offset by the impact of the weaker Canadian dollar.

Average delivered cash costs increased $238 per tonne, from the comparative period.  This reflects the impacts of the closure of the Elk Falls sawdust pulp mill and curtailment, higher distribution, furnish, fuel, chemical, and restructuring costs and write-down to net realizable value of long-fibre pulp inventory.  Before the impact of specific items, average delivered cash costs increased $249 per tonne, from the comparative period in 2007.

4.0	FINANCIAL CONDITION

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2008, and December 31, 2007:

(In millions of dollars)	2008	2007	Variance	Comment

Working capital	$201.5	$221.3	$(19.8)
Decrease reflects negative mark to market positions on revenue currency hedges at December 31, 2008, lower finished goods inventories due to production curtailment in late Q4, 2008 and lower supplies and spare parts inventory.  This was partly offset by a modest increase in receivables and cash and cash equivalents, and increase in current future income tax asset.

Property, plant and equipment	1,852.0	1,912.8	(60.8)
Decrease reflects amortization expense in excess of property, plant and equipment asset additions by $123.9 million and asset impairment of $151.0 million offset by capital assets related to the Snowflake acquisition.

Other assets	100.5	54.8	45.7
Increase reflects higher mark to market value of long-term debt currency hedges at December 31, 2008, higher long-term pension asset and additional deferred financing costs related to the Company’s ABL Facility in 2008.

Total debt	958.7	785.8	172.9	Increase reflects the weaker Canadian dollar and the impact on translation of the Company’s U.S. dollar denominated debt, and increased utilization of the Company’s credit facility.

Employee future benefits	226.6	211.7	14.9	Increase reflects a number of early retirements as part of the Company’s restructuring initiatives, poor pension fund investment returns in 2008 and changes in underlying actuarial assumptions.

Other long-term obligations	13.3	26.9	(13.6)
Decrease reflects lower liabilities related to the Company’s restructuring initiative at the end of 2008, and reversal in the negative mark to market position on long-term debt currency hedges at December 31, 2007.

Future income taxes and deferred credits	85.4	175.9	(90.5)
Decrease consists of the following significant items: (i) a release of future income taxes of $6.9 million related to the reduction in future provincial corporate income tax rates; (ii) a reduction of $35.5 million related to the write-down of Elk Falls sawdust pulp and white top linerboard assets; and (iii) a reduction of $10.7 million related to the foreign exchange loss on debt.  The balance of the reduction primarily relates to future income taxes on losses generated in 2008.

Contributed surplus	14.6	12.1	2.5	Increase relates to the recording of stock-based compensation.

5.0	LIQUIDITY AND CAPITAL RESOURCES

Selected annual financial information

(In millions of dollars, except where otherwise stated)
	2008	2007	2006

Cash flows provided (used) by operations before changes in non-cash working capital	$110.8	$(51.0)	$134.8
Changes in non-cash working capital	(35.1)	48.3	(7.6)
Cash flows provided (used) by
Operations	75.7	(2.7)	127.2
Investing activities	(202.9)	(83.7)	(85.8)
Financing activities	132.2	50.9	(5.9)
Capital spending	41.9	85.8	93.2
Amortization	165.8	176.4	183.7
Impairment	151.0	-	23.4
Capital spending as % of amortization	25%	49%	51%
Total debt to total capitalization [1,2]	52%	44%	46%
Net debt to net capitalization [3,4]	52%	44%	45%
Net debt to LTM EBITDA before specific items [3,5,6]	5.0	6.7	3.9
EBITDA before specific items to interest [4]	2.5	1.6	2.9

1     Total debt comprises long-term debt, including current portion.
2     Total capitalization comprises total debt and shareholders’ equity.
3     Net debt comprises total debt, less cash on hand.
4     Net capitalization comprises net debt and shareholders’ equity.
5     EBITDA before specific items is a non-GAAP measure.  Refer to  Section 10.0, “Non-GAAP measures” for further details.
6     LTM = last twelve months.

Selected quarterly financial information

(In millions of dollars, except where otherwise stated)
	2008					2007
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash flows provided (used) by operations before changes in non-cash workingcapital	$110.8	$53.3	$50.8	$2.2	$4.5	$(51.0)	$1.4	$(17.8)	$(27.4)	$(7.2)
Changes in non-cash working capital	(35.1)	4.3	(46.4)	26.3	(19.3)	48.3	32.1	(16.1)	24.1	8.2
Cash flows provided (used) by
Operations	75.7	57.6	4.4	28.5	(14.8)	(2.7)	33.5	(33.9)	(3.3)	1.0
Investing activities	(202.9)	(5.9)	(12.6)	(174.0)	(10.4)	(83.7)	(17.8)	(23.7)	(22.2)	(20.0)
Financing activities	132.2	(52.9)	14.4	145.5	25.2	50.9	(15.7)	57.6	9.0	–
Capital spending	41.9	13.5	12.1	10.8	5.5	85.8	17.5	25.0	23.0	20.3
Amortization	165.8	38.7	39.1	46.3	41.7	176.4	42.8	44.0	44.8	44.8
Impairment	151.0	14.5	–	136.5	–	–	–	–	–	–
Capital spending as % of amortization	25%	35%	31%	23%	13%	49%	41%	57%	51%	45%
Total debt to total capitalization [1,2]	52%	52%	50%	48%	47%	44%	44%	45%	44%	46%
Net debt to net capitalization [3,4]	52%	52%	49%	48%	47%	44%	44%	45%	44%	46%
Net debt to LTM EBITDA before specific items [3,5,6]	5.0	5.0	5.9	6.9	7.6	6.7	6.7	5.9	4.9	4.2
EBITDA before specific items to interest [5]	2.5	3.4	3.4	1.6	1.6	1.6	1.9	2.0	0.9	1.8

1     Total debt comprises long-term debt, including current portion.
2     Total capitalization comprises total debt and shareholders’ equity.
3     Net debt comprises total debt, less cash on hand.
4     Net capitalization comprises net debt and shareholders’ equity.
5     EBITDA before specific items  is a non-GAAP measure.  Refer to  Section 10.0, “Non-GAAP measures” for further details.
6     LTM = last twelve months.

The Company’s principal cash requirements are for interest payments on its debt and for capital expenditures and working capital fluctuations. Cash flows are funded through operations and, where necessary, through the Company’s ABL Facility.  If necessary, liquidity requirements may be funded through the issuance of debt, equity or both.  Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions.  The Company believes that the cash flow from operations and the ABL Facility will be sufficient to meet its anticipated capital expenditures and debt service obligations in the near and intermediate term.

5.1	Operating activities

Cash provided by operating activities in 2008 was $75.7 million compared to cash used of $2.7 million in the previous year.  The increase of $78.4 million from the previous year is primarily related to the $132.4 million increase in EBITDA in 2008.  This was partially offset by higher working capital requirements in 2008 of $35.1 million compared to lower working capital requirements of $48.3 million in 2007.

5.2	Investing activities

Cash used for investing activities in 2008 was $202.9 million compared to $83.7 million in the previous year.  This year-over-year change was largely driven by total costs of $169.8 million for the acquisition of the Snowflake mill offset by $43.9 million in lower capital spending in 2008.

Capital spending for 2008 was $41.9 million, primarily for maintenance of business. The major capital investment during the year was $5.5 million related to the TMP upgrade project at Port Alberni.

5.3	Financing activities

Cash provided by financing activities in 2008 was $132.2 million compared to cash provided of $50.9 million in the previous year.  Cash provided in 2008 primarily related to the $121.1 million in net proceeds from the equity rights offering used to finance the Snowflake acquisition.

5.3.1	Capital resources

The Company’s capital resources at December 31, 2008 included the amount available under the ABL Facility.  The ABL Facility, together with operating cash flows, is expected to enable the Company to meet its minimum payments.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2008, excluding amounts due for interest on outstanding indebtedness:

Payments due by period (In millions of dollars)	2009	2010	2011	2012	2013	Thereafter

Total debt	$76.0[1]	$1.0	$490.9	$4.0	$64.0	$327.0
Operating leases	10.3	9.0	8.4	6.1	5.7	28.0
Other commitments	1.9	1.9	1.9	0.6	-	-
Total	$88.2	$11.9	$501.2	$10.7	$69.7	$355.0

1
Includes $74.9 million of debt owned by Powell River Energy Inc. (“PREI”).  The Company has a 50% interest in PREI, and consolidated 100% as PREI is a variable interest entity in which the Company is the primary beneficiaries.  The Company would be likely to contribute its 50% share of the debt repayment, $37.5 million, to the extent that PREI was not able to refinance this debt prior to maturity.

Availability on the Company’s ABL Facility and total liquidity at period-end is summarized in the following table:

(In millions of dollars)	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Borrowing base	$263.3	$304.1	$319.0	$311.3	$309.0	$326.9	$350.0	$350.0
Letters of credit	(27.9)	(24.5)	(24.1)	(20.6)	(20.7)	(20.7)	(20.7)	(22.8)
Amount drawn, net	(60.1)	(113.5)	(93.5)	(69.4)	(47.5)	(67.1)	(9.4)	-
Available to be drawn[1]	175.3	166.1	201.4	221.3	240.8	239.1	319.9	327.2
Cash on hand	5.0	6.2	-	-	-	-	-	-
Total liquidity	$180.3	$172.3	$201.4	$221.3	$240.8	$239.1	$319.9	$327.2

1	Availability effective Q3, 2008 relates to the ABL Facility and availability for prior quarters relates to the Company’s previous $350 million revolving operating facility.

As of December 31, 2008, the Company had $180.3 million of liquidity available, comprised of $5.0 million in cash and $175.3 million availability on its ABL Facility.  Compared to December 31, 2007, the Company’s available liquidity decreased by $60.5 million. The decrease primarily reflects the different security pledged under the two facilities, lower inventory as a result of higher curtailment in Q4, 2008 (and therefore a reduced borrowing base), and a drawdown of $48.7 million to partially finance the Snowflake acquisition.  These factors were partly offset by positive cash flow from operations of $75.7 million in 2008.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory balances, less certain reserves.  For further details related to the Snowflake acquisition, refer to note 6, “Acquisition of Snowflake Recycle Newsprint Mill”, of the Company’s consolidated financial statements for the year ended December 31, 2008.

5.3.2	Debt

Total debt outstanding as at December 31, 2008 was $958.7 million.  The Company’s net-debt to net-capitalization ratio as at December 31, 2008, was 52% or 8% higher than December 31, 2007.  This is due primarily to the impact of the $111.0 million in after-tax impairment charges taken in 2008, other net losses in the period, and the impact of the U.S. dollar to Canadian dollar exchange rate on the translation of U.S. dollar-denominated debt into Canadian dollars.  These factors were offset to some extent by the raising of $121.1 million of net proceeds through the equity rights offering in April 2008 and lower borrowings on the Company’s credit facility.

The Company has reclassified non-recourse debt of $74.9 million, relating to Powell River Energy Inc. (“PREI”), to current liabilities on its balance sheet as at December 31, 2008.  It is anticipated that PREI will refinance this debt prior to its maturity in July 2009.  The Company has a 50% interest in PREI and consolidates 100% of it as PREI is a variable interest entity (“VIE”) in which the Company is the primary beneficiary.

The following table illustrates the changes in the Company’s long-term debt for the year ended December 31, 2008:

Issue	January 1, 2008	Net increase (decrease)	Foreign exchange	December 31, 2008
(In millions of dollars)

Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$388.9	$1.6	$94.6	$485.1
Senior notes, 7.375% due March 2014 (US$250.0 million)	246.6	1.2	59.1	306.9
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	-	60.1	-	60.1
Revolving loan facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	47.1	(47.1)	-	-
Capital lease obligation	8.6	3.6	-	12.2
Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.6	0.3	-	74.9
Subordinated promissory notes	19.5	-	-	19.5
Loan payable	0.5	(0.5)	-	-
Total long-term debt	$785.8	$19.2	$153.7	$958.7
Less current portion	(1.2)	(74.6)	-	(75.8)
	$784.6	$(55.4)	$153.7	$882.9

Refer to the Company’s consolidated financial statements for the year ended December 31, 2008, note 18, “Long-term Debt” for details related to covenant compliance.

Credit rating

In January 2008, Dominion Bond Rating Service (“DBRS”) confirmed its senior unsecured debt rating as BB and the outlook as negative.

In August 2008, Moody’s and Standard & Poor's (“S&P”) ratings for secured debt were withdrawn as a result of the Company’s refinancing of its $350 million revolving operating facility with a new $330 million ABL Facility.  The new facility is not separately rated.

In December 2008, Moody’s confirmed the Company’s senior unsecured debt rating as B2, the corporate family rating as B1 and the outlook as negative.  It also assigned a new speculative grade liquidity (“SGL”) rating of SGL-3. The SGL rating is on a scale of 1 to 4 and is based on four components: (1) internal sources, (2) external sources, (3) covenant compliance and (4) alternate liquidity. Moody’s SGL-3 liquidity rating for the Company reflects an adequate liquidity profile supported by the availability under its ABL Facility, expectations of modest cash-flow generation in the next four quarters, no significant near-term debt maturities, and expectations that financial covenant compliance will not be problematic for the next four quarters. Moody's considers Catalyst's alternative liquidity potential as not being strong due to the lack of non-core assets that can be sold to augment liquidity.

The following table highlights the Company’s credit ratings and outlook with Moody’s, S&P and DBRS as at December 31, 2008, 2007, and 2006:

December 31,
	2008	2007	2006

Moody’s
Outlook	Negative	Negative	Stable
Corporate family rating	B1	B1	B1
Senior unsecured debt	B2	B2	B2
Senior secured credit facility	-	Ba1	Ba1
Speculative grade liquidity	SGL-3	n/a	n/a

Standard & Poor’s
Outlook	Negative	Negative	Stable
Long-term issuer credit	B	B	B+
Senior unsecured debt	B	B	B+
Senior secured debt	-	BB-	BB-

Dominion Bond Rating Service
Outlook	Negative	Negative	Negative
Senior unsecured debt	BB	BB	BB

5.3.3	Financial instruments

The new recommendations of the Canadian Institute of Chartered Accountants for financial instrument disclosures (Handbook section 3862) effective for the Company’s 2008 fiscal year result in incremental disclosures relative to those made previously.  The emphasis is on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and on how an entity manages those risks.

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.  The Company is exposed to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest risk) and liquidity risk.  The Board of directors and the Audit Committee have approved a policy to manage the risks from the use of derivatives which provides objectives for, and limits on their use.  Management policies identify and analyze the risks, establish appropriate controls, place responsibilities and limits and provide for regular monitoring and reporting requirements.   For further details regarding specific risks, refer to note 24, “Financial Instruments”, of the Company’s consolidated financial statements for the year ended December 31, 2008.

In accordance with its financial risk-management program, the Company manages its exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally major financial institutions.  The Company does not enter into financial instruments for speculative purposes.

Revenue risk management instruments

In respect of revenues, the Company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies.  At December 31, 2008, the Company had foreign currency options and forward contracts with a notional principal of US$570 million with major financial institutions.  Changes in the fair values of derivatives that qualify and are designated as cash-flow hedges are deferred and recorded as a component of “Accumulated other comprehensive income” (“AOCI”) until the underlying transaction is recorded in earnings.  When the hedged item affects earnings, the gain or loss is reclassified from “AOCI” to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.  At December 31, 2008, instruments having a notional principal of US$425 million are designated as hedging instruments.  At year-end exchange rates, these instruments are reported at their fair value, which was negative $26.9 million at the end of 2008.

At December 31, 2008, commodity swap agreements are outstanding to fix the sales price of 3,500 tonnes of NBSK within the next three months and 1,500 tons of white top linerboard within the next six months.  In addition, a commodity swap agreement to fix the sales price of newsprint and purchase price of ONP within the next eleven months is outstanding for 11,000 tonnes.  These contracts are not designated as hedging instruments for accounting purposes.  At year-end exchange rates, these instruments are reported at their fair value, which was $0.6 million at December 31, 2008.

Cost risk management instruments

The Company’s policy allows for hedges of old newsprint to be placed on anticipated purchases.  As well, hedges are placed on anticipated purchases at 10% to 70% of the net exposure for oil and natural gas.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”.   At December 31, 2008, the following commodity swap agreements were outstanding and the following fair values applied:

(i)	Agreement to fix the purchase price of 40,000 tonnes of ONP within the next ten months – fair value as at December 31, 2008 was negative $0.9 million.

(ii)	Agreements in place for approximately 23% of natural gas usage for the next 12-month period – fair value as at December 31, 2008 was negative $0.8 million.

There are no hedges in place that extend beyond twelve months. The Company had no oil contracts and options outstanding at December 31, 2008.

Long-term debt risk management instruments

In respect of long-term debt, the Company is party to US$190 million at December 31, 2008, in forward foreign exchange contracts and options to acquire U.S. dollars over a six-year period.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other assets” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on long-term debt”.  At year-end exchange rates, these instruments are reported at their fair value, which was $34.2 million at December 31, 2008.

Interest rate swaps

The Company’s policy is to keep the majority of its term debt on a fixed-rate basis, but allow for the placing of some fixed-to-floating swaps at rates considered acceptable and attractive. The effective portion of changes in the fair value of the derivatives is netted in “Long-term debt” and the ineffective portion is recognized in “Interest expense, net”.  The Company had no fixed-to-floating interest rate swaps outstanding at December 31, 2008.  During  2008, the Company unwound its fixed-to floating interest rate swap contracts for notional US$80 million and proceeds of $7.6 million.

6.0	RELATED PARTY TRANSACTIONS

Effective October 23, 2006, Third Avenue Management LLC (“TAM”) became a significant shareholder together with its subsidiaries and affiliates.  In 2008, TAM acquired an additional 59,856,422 common shares in connection with the rights offering related to the acquisition of Snowflake.

Directors and employees

The Company undertakes certain transactions with companies affiliated with its directors.  These transactions are in the normal course of business and are on the same terms as those accorded to third parties.  During 2008, the Company paid aggregate fees of approximately $10.0 million  primarily for obligations under a building lease, for services related to trucking chips and sawdust, and other consulting services to companies affiliated with directors of the Company.

7.0	CONTINGENT LIABILITY

The Company is party to a 20-year Energy Services Agreement with Island Cogeneration No. 2 Inc. (“ICP”), the owner of a cogeneration facility at the Company’s Elk Falls mill site.  The agreement has a minimum take-or-pay obligation in respect of steam, subject to terms, which obligation became operative in 2001. Due to the unavailability of sawdust fibre from the Company’s traditional sources of supply in British Columbia, which led to the closure of the Elk Falls pulp and white top linerboard operation in November 2008, the Company is currently unable to take steam from the ICP facility.  Accordingly, the Company declared force majeure by notice to ICP effective November 30, 2008.  ICP has disputed the force majeure declaration (which applied to the period following the closure of the pulp mill as well as prior periods in the year during which sawdust fibre was unavailable) and has filed an arbitration notice indicating its intention to arbitrate the issue. The arbitration schedule is not yet known, however the arbitration hearing may commence at some point in the latter part of 2009.  Under the agreement, the Company has certain obligations to attempt to counter its inability to take the steam and it is exploring possible alternatives in this regard.  The proceedings are in their early stages and the Company has not recorded a liability for this contingency since the likelihood and amount of any potential liability cannot be reasonably estimated.  Should the ultimate resolution differ from the Company’s assessment, a material adjustment to the Company’s financial position and the results of its operations could result.  The Company expects in any event to incur significant legal fees in connection with this matter.  As at December 31, 2008, the Company estimates that the cost of the steam that it has been unable to take due to the force majeure event was approximately $4 million.   The Company estimates that the monthly cost of the steam that it is unable to take due to the force majeure event is approximately $1.0 million to $1.5 million.

8.0	OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

Business dispositions

The Company sold a portion of its operations in June 2001.  In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million.  This liability has subsequently been reduced by expenditures related to certain decommissioning projects.  The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.

Loans

The Company entered into a building lease agreement in 2001, in respect of which it will continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations.  At December 31, 2008, the value of the mortgage was $9.6 million.  This agreement does not increase the Company’s liability beyond the obligations for the building lease.

Recycling plant acquisition

In connection with the acquisition of the Company’s paper recycling operation in December 2003, the Company provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that were issued to the vendors.  Liability under these indemnities expired in November 2008, except that the indemnity related to title to the shares does not expire.  The Company does not expect any significant claims with respect to these indemnities.  The Company also provided indemnities with respect to general environmental matters under its lease of the land and buildings.  The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws.  This indemnity is indefinite and survives after the lease is terminated.  The Company is not liable for pre-existing environmental conditions.

9.0	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending December 31, 2008:

(In millions of dollars, except per share amounts)
	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	$492.2	$504.8	$452.9	$399.5	$381.0	$413.7	$441.8	$478.1
EBITDA [1]	64.7	53.1	29.5	12.1	15.1	(0.3)	(1.9)	14.1
Net earnings (loss)	(48.5)	(10.9)	(124.3)	(37.4)	12.4	(18.6)	0.2	(25.6)
Net earnings (loss) per share – basic and diluted	$(0.13)	$(0.03)	$(0.34)	$(0.17)	$0.06	$(0.09)	$-	$(0.12)

1   EBITDA is a non-GAAP measure.  Refer to  Section 10.0 “Non-GAAP measures” for further details.

In Q1, 2008, the net loss increased by $49.8 million, or $0.23 per common share, compared to Q4, 2007, due largely to a $21.5 million increase in the after-tax foreign exchange loss on translation of U.S. dollar denominated long-term debt, and lower income tax recoveries of $26.4 million in Q1, 2008.

In Q2, 2008, the $86.9 million, or $0.17 per common share, increase in net loss, compared to Q1, 2008, was related primarily to the after-tax impairment charge of $101.0 million related to the Company’s Elk Falls pulp and white top linerboard assets, offset by lower after-tax foreign exchange loss on translation of U.S. dollar denominated long-term debt of $13.1 million.

In Q3, 2008, the $113.4 million, or $0.31 per common share, improvement in net loss, compared to Q2, 2008, was due largely to the after-tax improvement in operating earnings, which was a result of higher EBITDA of $23.6 million and the Q2 after-tax impairment charge of $101.0 million on Elk Falls pulp assets.

In Q4, 2008, the $37.6 million, or $0.10 per common share, increase in net loss, compared to Q3, 2008, was due primarily to an after-tax foreign exchange loss on translation of long-term debt of $45.2 million compared to an after-tax loss of $9.1 million in Q3, 2008.

The following table reconciles the average spot exchange rate to the Company’s effective rate for the eight consecutive quarters ending December 31, 2008:

US$/CDN$ foreign exchange	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average spot rate	0.825	0.961	0.990	0.996	1.019	0.957	0.911	0.854
Revaluation of U.S. dollar receivables	(0.078)	(0.016)	0.005	(0.022)	0.008	0.040	0.051	0.006
Impact of hedging	0.112	0.017	(0.010)	(0.003)	(0.059)	(0.053)	(0.035)	(0.002)
Other	0.009	0.009	0.004	(0.004)	0.002	(0.009)	(0.011)	0.002
Average effective rate	0.868	0.971	0.989	0.967	0.970	0.935	0.916	0.860

10.0	NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and before other non-operating income and expenses) as defined equates to operating earnings (loss) plus amortization and impairment.  As Canadian GAAP does not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities.  The Company focuses on EBITDA, as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes, and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so that they can better assess the Company’s operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.

The Company incurred some specific items in 2008 and 2007 that adversely or positively affected its average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. The Company believes it is useful for readers to be aware of these items and to have an indication of performance and comparative trends excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, asset impairments, restructuring and change-of-control costs, financing-related fees, income tax adjustments, the impact of significant labour disruptions, and other significant items of an unusual or non-recurring nature.  The Company believes this is useful supplemental information; however, the Company’s measures excluding specific items have no standardized meaning under Canadian GAAP and might not be comparable to similarly titled measures reported by other entities.  Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) before specific items and net earnings (loss) per share before specific items should not be confused with or used as an alternative to measures prescribed by Canadian GAAP.

The Company has reported free cash flow because management believes it is useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  Free cash flow excludes working capital changes and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. As Canadian GAAP does not define a method of calculating free cash flow, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows.  While the closest GAAP measure is cash provided by operating activities less cash used by investing activities, free cash flow generated by operations is cash available after capital expenditures, interest and income tax payments, and funding of employee future benefits, but before acquisitions, proceeds from rights offering and divested assets and changes in working capital items.

Refer to the tables below for a reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items, the impact of specific items by segment, net earnings (loss) as reported to net earnings (loss) before specific items, and reconciliation of free cash flow with cash provided by operating activities less cash used by investing activities and management’s calculation of free cash flow.

Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items

(In millions of dollars)	2008	2007	2006

Net earnings (loss)	$(221.1)	$(31.6)	$(15.9)
Amortization	165.8	176.4	183.7
Impairment	151.0	-	23.4
Foreign exchange (gain) loss on long-term debt	82.2	(103.9)	0.3
Other (income) expense, net	(2.5)	15.3	(1.8)
Interest expense, net	75.0	70.7	73.8
Income tax recovery	(91.8)	(100.0)	(54.0)
Non-controlling interest	0.8	0.1	1.5
EBITDA	$159.4	$27.0	$211.0
Specific items:
Restructuring costs	30.1	55.3	–
Change-of-control costs	-	9.4	–
Impact of USW strike	-	25.0	–
Total specific items	30.1	89.7	–
EBITDA before specific items	$189.5	$116.7	$211.0

Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items by quarter

(In millions of dollars)	2008					2007
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss)	$(221.1)	$(48.5)	$(10.9)	$(124.3)	$(37.4)	$(31.6)	$12.4	$(18.6)	$0.2	$(25.6)
Amortization	165.8	38.7	39.1	46.3	41.7	176.4	42.8	44.0	44.8	44.8
Impairment	151.0	14.5	-	136.5	-	-	-	-	-	-
Foreign exchange (gain) loss on long-term debt	82.2	53.5	10.8	1.2	16.7	(103.9)	(8.9)	(33.9)	(53.2)	(7.9)
Other (income) expense, net	(2.5)	-	(0.2)	(2.1)	(0.2)	15.3	6.6	7.2	1.8	(0.3)
Interest expense, net	75.0	19.6	19.2	19.4	16.8	70.7	15.4	18.4	18.4	18.5
Income tax recovery	(91.8)	(13.7)	(4.8)	(47.3)	(26.0)	(100.0)	(53.2)	(17.4)	(14.2)	(15.2)
Non-controlling interest	0.8	0.6	(0.1)	(0.2)	0.5	0.1	0.0	0.0	0.3	(0.2)
EBITDA	159.4	64.7	53.1	29.5	12.1	27.0	15.1	(0.3)	(1.9)	14.1
Specific items:
Restructuring costs	30.1	1.2	13.1	1.2	14.6	55.3	1.4	24.1	19.0	10.8
Change-of-control costs	-	-	-	-	-	9.4	0.6	0.3	0.3	8.2
Impact of USW strike	-	-	-	-	-	25.0	11.7	13.3	-	-
Total specific items	30.1	1.2	13.1	1.2	14.6	89.7	13.7	37.7	19.3	19.0
EBITDA before specific items	$189.5	$65.9	$66.2	$30.7	$26.7	$116.7	$28.8	$37.4	$17.4	$33.1

Impact of specific items by segment in 2007 and 2008 by quarter

(In millions of dollars, except where otherwise stated)
	2008					2007
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Specific items:
Sales	$-	$-	$-	$-	$-	$(80.7)	$(55.0)	$(25.7)	$-	$-
Cost of sales	-	-	-	-	-	55.7	43.3	12.4	-	-
Impact of the USW strike [1]	-	-	-	-	-	(25.0)	(11.7)	(13.3)	-	-
Restructuring costs	(30.1)	(1.2)	(13.1)	(1.2)	(14.6)	(55.3)	(1.4)	(24.1)	(19.0)	(10.8)
Change-of-control costs	-	-	-	-	-	(9.4)	(0.6)	(0.3)	(0.3)	(8.2)
EBITDA impact of specific items	$(30.1)	$(1.2)	$(13.1)	$(1.2)	$(14.6)	$(89.7)	$(13.7)	$(37.7)	$(19.3)	$(19.0)

Segment EBITDA favourable (unfavourable) impact of specific items
Specialty printing papers	$(10.6)	$1.0	$(0.1)	$(0.5)	$(11.0)	$(47.2)	$(3.6)	$(17.6)	$(12.9)	$(13.1)
Newsprint	(4.1)	0.1	(0.1)	(0.5)	(3.6)	(19.3)	(3.9)	(7.7)	(4.0)	(3.7)
Pulp	(15.4)	(2.3)	(12.9)	(0.2)	-	(23.2)	(6.2)	(12.4)	(2.4)	(2.2)
Total	$(30.1)	$(1.2)	$(13.1)	$(1.2)	$(14.6)	$(89.7)	$(13.7)	$(37.7)	$(19.3)	$(19.0)
Segment EBITDA favourable (unfavourable) impact of restructuring and change-of-control costs only
Specialty printing papers	$(10.6)	$1.0	$(0.1)	$(0.5)	$(11.0)	$(42.2)	$(1.8)	$(14.4)	$(12.9)	$(13.1)
Newsprint	(4.1)	0.1	(0.1)	(0.5)	(3.6)	(12.9)	(0.4)	(4.8)	(4.0)	(3.7)
Pulp	(15.4)	(2.3)	(12.9)	(0.2)	-	(9.6)	0.2	(5.2)	(2.4)	(2.2)
Total	$(30.1)	$(1.2)	$(13.1)	$(1.2)	$(14.6)	$(64.7)	$(2.0)	$(24.4)	$(19.3)	$(19.0)
Curtailed production due to USW strike (000 tonnes)
Specialty printing papers	-	-	-	-	-	7.2	4.0	3.2	-	-
Newsprint	-	-	-	-	-	98.9	65.8	33.1	-	-
Pulp	-	-	-	-	-	54.7	26.8	27.9	-	-
Total	-	-	-	-	-	160.8	96.6	64.2	-	-

1	The impact of the USW strike is based on management estimates.

Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items

(In millions of dollars and after-tax, except where otherwise stated)
	2008	2007	2006

Net earnings (loss) as reported	$(221.1)	$(31.6)	$(15.9)
Specific items (after taxes):
Foreign exchange loss (gain) on long-term debt	69.4	(86.2)	0.2
Impairment and loss on disposal	111.0	4.9	15.4
Restructuring and change-of-control costs	20.8	42.7	-
USW strike impact	-	16.5	-
Third Avenue Management tender offer	-	-	2.2
Financing related fees	-	0.8	-
Termination fee on closure of corrugating machine	(1.2)	-	-
Income tax adjustments	(6.9)	(36.4)	(26.9)
Net earnings (loss) before specific items	$(28.0)	$(89.3)	$(25.0)
Net earnings (loss) per share in dollars: As reported	$(0.66)	$(0.15)	$(0.07)
Before specific items	$(0.08)	$(0.42)	$(0.12)

Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items by quarter

(In millions of dollars and after-tax, except where otherwise stated)
	2008					2007
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Net earnings (loss) as reported	$(221.1)	$(48.5)	$(10.9)	$(124.3)	$(37.4)	$(31.6)	$12.4	$(18.6)	$0.2	$(25.6)
Specific items (after taxes):
Foreign exchange loss (gain) on long-term debt	69.4	45.2	9.1	1.0	14.1	(86.2)	(7.4)	(28.1)	(44.1)	(6.6)
Impairment and loss on disposal	111.0	10.0	-	101.0	-	4.9	-	4.9	-	-
Restructuring and change-of-control costs	20.8	0.9	9.0	0.8	10.1	42.7	1.4	16.1	12.7	12.5
USW strike impact	-	-	-	-	-	16.5	7.7	8.8	-	-
Financing related fees	-	-	-	-	-	0.8	-	-	0.8	-
Termination fee on closure of corrugating machine	(1.2)	-	-	(1.2)	-	-	-	-	-	-
Income tax adjustments	(6.9)	1.7	-	-	(8.6)	(36.4)	(35.0)	-	(1.4)	-
Net earnings (loss) before specific items	$(28.0)	$9.3	$7.2	$(22.7)	$(21.8)	$(89.3)	$(20.9)	$(16.9)	$(31.8)	$(19.7)
Net earnings (loss) per share in dollars: As reported	$(0.66)	$(0.13)	$(0.03)	$(0.34)	$(0.17)	$(0.15)	$0.06	$(0.09)	$0.00	$(0.12)
Before specific items	$(0.08)	$0.02	$0.02	$(0.06)	$(0.10)	$(0.42)	$(0.10)	$(0.08)	$(0.15)	$(0.09)

The following reconciles free cash flow with cash provided by operating activities less cash used by investing activities:

Years ended December 31 (In millions of dollars)	2008	2007	2006

Cash provided (used) by operating activities	$75.7	$(2.7)	$127.2
Cash used by investing activities	(202.9)	(83.7)	(85.8)
Proceeds from the sale of property, plant and equipment and other assets	(2.2)	(6.5)	(3.5)
Snowflake acquisition	169.8	-	-
Other investing activities	(6.6)	4.4	(3.9)
Non-cash working capital changes except changes in taxes and interest	37.8	(49.7)	9.0
Other	(26.4)	17.8	7.0
Free cash flow	$45.2	$(120.4)	$50.0

(In millions of dollars)
	2008					2007
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash provided (used) by operating activities	$75.7	$57.6	$4.4	$28.5	$(14.8)	$(2.7)	$33.5	$(33.9)	$(3.3)	$1.0
Cash used by investing activities	(202.9)	(5.9)	(12.6)	(174.0)	(10.4)	(83.7)	(17.8)	(23.7)	(22.2)	(20.0)
Proceeds from the sale of property, plant and equipment and other assets	(2.2)	0.1	(2.3)	0.1	(0.1)	(6.5)	(2.0)	(3.6)	(0.4)	(0.5)
Snowflake acquisition	169.8	-	0.3	169.5	-	-	-	-	-	-
Other investing activities	(6.6)	(7.7)	2.5	(6.4)	5.0	4.4	2.3	2.3	(0.4)	0.2
Non-cash working capital changes except changes in taxes and interest	37.8	(6.6)	51.3	(29.7)	22.8	(49.7)	(35.8)	20.2	(29.6)	(4.5)
Other	(26.4)	(11.3)	(21.0)	13.2	(7.3)	17.8	1.8	(0.1)	15.5	0.6
Free cash flow	$45.2	$26.2	$22.6	$1.2	$(4.8)	$(120.4)	$(18.0)	$(38.8)	$(40.4)	$(23.2)

The following shows management’s calculation of free cash flow:

Years ended December 31 (In millions of dollars)	2008	2007	2006

EBITDA	$159.4	$27.0	$211.0
Interest paid, net	(74.4)	(67.8)	(71.5)
Capital expenditures	(41.9)	(85.8)	(93.2)
Income taxes paid	(0.8)	(0.5)	(2.7)
Employee future benefits, net of funding	2.9	6.7	6.4
Free cash flow	$45.2	$(120.4)	$50.0

(In millions of dollars)
	2008					2007
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

EBITDA	$159.4	$64.7	$53.1	$29.5	$12.1	$27.0	$15.1	$(0.3)	$(1.9)	$14.1
Interest paid, net	(74.4)	(21.1)	(18.8)	(17.1)	(17.4)	(67.8)	(15.1)	(17.9)	(17.3)	(17.5)
Capital expenditures	(41.9)	(13.5)	(12.1)	(10.8)	(5.5)	(85.8)	(17.5)	(25.0)	(23.0)	(20.3)
Income taxes received (paid)	(0.8)	(0.7)	0.4	0.3	(0.8)	(0.5)	0.1	0.2	(0.2)	(0.6)
Employee future benefits, net of funding	2.9	(3.2)	-	(0.7)	6.8	6.7	(0.6)	4.2	2.0	1.1
Free cash flow	$45.2	$26.2	$22.6	$1.2	$(4.8)	$(120.4)	$(18.0)	$(38.8)	$(40.4)	$(23.2)

11.0	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2, “Summary of Significant Accounting Policies”, to the December 31, 2008 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the consolidated financial statements, some of these policies may be viewed as involving a high degree of judgement.  On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, and income taxes.  Actual results could differ from these estimates.

The following accounting policies require management’s most difficult, subjective and complex judgements, and are subject to a fair degree of measurement uncertainty.

11.1	Environmental and legal liabilities

Environmental and legal liabilities are recorded when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments regarding projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

As at December 31, 2008, the Company had a provision of $11.0 million for environmental, remedial and other obligations.  The Company expects capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the Company’s properties, will total approximately $1.7 million in 2009.

At December 31, 2008, the Company has a contingent liability related to an Energy Services agreement between the Company and Island Cogeneration No. 2 Inc., the owner of a cogeneration facility at the Company’s Elk Falls mill site. Refer to Section 7.0, “Contingent liability” for details regarding a dispute related to the Company’s declaration of force majeure in connection with its obligation to purchase a minimum amount of steam from the cogeneration facility.

11.2	Impairment of long-lived assets

The Company reviews long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.  The Company tests for impairment using a two-step methodology:

(i)	Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date, and

(ii)
If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgements, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known.  The carrying value of long-lived assets represented approximately 76% of total assets as at December 31, 2008.  If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the Company could potentially experience future material impairment charges.

In Q4, 2008, as a result of the decline in North American consumption of newsprint and printing and writing paper grades, the Company conducted step (i) impairment tests on its paper and pulp assets. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast prices, estimated useful life of the long-lived assets, production levels, production costs, market supply and demand, inflation, weighted average cost of capital, and capital spending.  The assumptions are derived from information generated internally, independent industry research firms, and other external published reports and forecasts.  The useful life of the Company’s assets was estimated at 20 years for paper assets and 10 years for pulp assets.  Product sales prices and foreign exchange assumption for 2009 at CDN$1.00 = US$0.90 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles.  Product sales prices and foreign exchange assumptions for years 2010 to 2013 were based on forecasts prepared by RISI, an independent external firm.   The RISI foreign exchange assumption was CDN$1.00 = US$0.85 in 2010 declining to CDN$1.00 = US$0.78 by 2013.  Product sales prices and foreign exchange rate assumptions for 2014 and subsequent years were estimated by management based on long-term trend pricing for product sales and a long-term expected foreign exchange rate of CDN$1.00 = US$0.88.  In addition to the impairment test conducted using RISI and long-term trend assumptions for the years 2010 and beyond, the Company also prepared a second analysis applying significant discounts to the RISI and trend assumptions. In this second analysis, the foreign exchange assumption was CDN$1.00 = US$0.90 for all years and average product pricing was reduced by 7% to 18% in the years 2010 to 2012 when compared to RISI pricing assumptions. In addition, volume assumptions were reduced in each year. In this second analysis, the 5-year average results for 2008 to 2012 were then applied to each subsequent year of the useful life of the assets. The Company concluded that an impairment charge for the pulp and paper assets was not required as at December 31, 2008 as the estimated undiscounted cash flows in both cases exceeded the carrying values.

The following impairment charges were made during 2008:

•
In the second quarter, the Company recorded an impairment charge of $136.4 million on assets related to its Elk Falls sawdust pulp mill and white top linerboard operation, of which $129.0 million related to property, plant and equipment and $7.4 million related to supplies and spare-parts inventory.  This was a result of the severe impact on this operation of the unavailability of  sawdust fibre.  The Elk Falls sawdust pulp and white top linerboard operation was permanently closed in November, 2008.

•
As a result of a review undertaken by the Company of specific assets that are no longer in use or where the net realizable value has decreased due to the weak economy, the Company recorded an asset-impairment charge of $14.6 million in the fourth quarter.

11.3	Pension and post-retirement benefits

The Company maintains various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans.  The Company retains independent actuarial firms to perform actuarial valuations of the fair value of the Company’s defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in the Company’s financial statements.  This information is determined using certain assumptions, based on historical and market data that directly impact the fair value of the assets and obligations as well as the charges disclosed in the Company’s financial statements.  These assumptions include:

•
The discount rate which is used to estimate the actuarial present value of the various plan obligations.  The Company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments.  As at December 31, 2008, a discount rate of 7.0% per year was determined by management in consultation with its independent actuarial advisors.

•
The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations.  The Company, with the assistance of independent actuarial firms, annually sets the expected rate of return on plan assets to reflect the current view of long-term investment returns.  As at December 31, 2008, a rate of return of 7.0% per year was determined by management in consultation with its independent actuarial advisors.

•
Salary increases used to estimate the impact that future compensation increases will have on pension and other post-retirement obligations.  As at December 31, 2008, a rate of compensation increase of 2.5% per year was determined by management in consultation with its independent actuarial advisors.

•
Health care trend rates and mortality rates used to estimate the impact that future health care costs will have on pension and post-retirement obligations. As at December 31, 2008, a health care trend rate of 7.5% per year was determined by management in consultation with its independent actuarial advisors.  The health care trend rate is assumed to decline by 0.5% annually, and the ultimate health care trend rate is assumed to be 4.5%.

Actual experience can vary significantly from estimates and could materially impact the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, and the accrued other employee future benefit and related net periodic benefit cost for 2008.  This sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear.  The sensitivities in each key variable have been calculated independently of each other.

	Pension benefit plans		Other benefit plans
(In millions of dollars)	Accrued benefit obligation	Net 2008 expense	Accrued benefit obligation	Net 2008 expense

Expected rate of return on assets
Impact of:
1% increase	n/a	(2.7)	n/a	n/a
1% decrease	n/a	2.7	n/a	n/a

Discount rate
Impact of:
1% increase	(27.1)	(3.9)	(20.9)	(2.4)
1% decrease	29.4	4.5	24.4	3.1

Assumed overall health care cost trend
Impact of:
1% increase	n/a	n/a	26.5	6.1
1% decrease	n/a	n/a	(22.3)	(4.4)

11.4	Provision for bad debts and allowance for doubtful accounts

The Company regularly reviews the collectibility of its accounts receivable.  The Company records its allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgement to determine its estimate.  Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded.  Accounts receivable balances for individual customers could potentially be material at any given time.  The Company manages its credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits and payment terms.  The Company also subscribes to credit insurance for a majority of its receivables, periodically purchases accounts-receivable puts on certain customers, and obtains bank letters of credit for some export markets and customers. The Company’s estimate of the required allowance is a matter of judgement and the actual loss eventually sustained may be more or less than estimated.

The Company has experienced larger bad debt expense in 2008 with the difficult economic conditions and refinancing environment, particularly in the second half of the year.  Three of the Company's larger paper customers, each representing less than 5% of total sales, filed for bankruptcy protection in Canada and/or the United States.  One has emerged from this process and two continue to operate under the Canadian and/or United States bankruptcy laws, and continue to purchase from the Company under certain terms and conditions.   Three of the Company’s pulp customers in Europe became insolvent and have been unable to pay the balances owing to their suppliers, including the Company.  For the year ended December 31, 2008, the Company recorded bad debt expense of $3.1 million (2007 – nil).

As at December 31, 2008, “Accounts receivable” comprised 9.1% of total assets.  Included in this balance was a provision of $3.2 million for doubtful accounts, or 1.4% of accounts receivable (as at December 31, 2007, $2.8 million for doubtful accounts, or 1.3% of accounts receivable).  The Company believes its allowance for doubtful accounts as at December 31, 2008 is adequate to provide for probable losses existing in accounts receivable.

11.5	Income taxes

The amounts recorded for future income tax assets and liabilities are based on various judgments, assumptions and estimates. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled.  For these years, a projection is made of taxable income and estimates made of the ultimate recovery or settlement of temporary differences.  The projection of future taxable income is based on management’s best estimate and may vary from actual.

The Company’s future tax assets are mainly composed of temporary differences relating to employee future benefits and loss carryforwards.  Future tax liabilities are mainly composed of temporary differences pertaining to property, plant and equipment.  Estimating the ultimate settlement period for these temporary differences requires judgment.  The reversal of these temporary differences is expected to be at future substantially enacted rates which could change due to changes in income tax laws.  As a result, a change in the timing of reversal or in the income tax rate could materially affect the future tax expense recorded in the consolidated statement of earnings. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by approximately $2.6 million.

In addition, the Company records provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which the Company operates and its judgment as to the appropriate allocation of income and deductions to those jurisdictions.  Canadian, U.S. and international tax laws are subject to interpretation and the Company’s judgment may be challenged by taxation authorities.  In such circumstances, the final resolution of these challenges can result in settlements that differ from the Company’s estimated amounts.

12.0	CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants (“CICA”):

Section 1535, Capital Disclosures

Section 1535, Capital Disclosures, requires entities to provide additional disclosures relating to the Company’s objectives, policies, and processes for managing capital.

Section 3031, Inventories

Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories.  Significantly to the Company, the new recommendations require raw materials to be recorded at the lower of cost or net realizable value (“NRV”) with NRV determined on an as-converted-to-finished-goods basis for all raw materials to be used in the production of finished goods, allow the reversals of previous write-downs to NRV when there is a subsequent increase in the value of inventories, and include more detailed guidance on the classification of spare parts between inventories and capitalized equipment.  The Company has adopted this standard with a prospective application on January 1, 2008.  Upon adoption, the Company recorded a write-down of $3.8 million to opening raw materials inventory and adjusted its opening balances of retained earnings by $2.6 million, net of taxes.  In addition, the Company has reclassified $5.7 million of its maintenance spare parts from “Inventories” to “Property, plant and equipment”.

Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation replace Section 3861, Financial Instruments – Disclosure and Presentation.  Section 3862 requires additional disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.

Section 1400, General Standards of Financial Statement Presentation

In 2008, the CICA revised Handbook Section 1400, General Standards of Financial Statement Presentation.  The revision to this section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern.  This revision is effective for fiscal years beginning on or after January 1, 2008.  The standard did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2008.

13.0	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets which replaced existing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development.  The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company does not have any goodwill and other intangible assets and as such, the new standard is not expected to have any impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that the changeover to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. This decision establishes standards for financial reporting with the aim of consistency in the global marketplace.

In June 2008, the Canadian Securities Administrators proposed that Canadian public companies which are also Securities Exchange Commission (“SEC”) registrants, could retain the option to prepare their financial statements under U.S. GAAP instead of IFRS. In August 2008, the SEC agreed to publish for public comment a proposal recommending that U.S. issuers be required to adopt IFRS using a phased-in approach based on market capitalization, starting in 2014.  The Company is currently considering the implications of conversion to U.S. GAAP as opposed to IFRS and expects to make a final determination during 2009.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures.  With the assistance of an external party, the Company  has completed an initial scoping phase which involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS and the major areas where significant complexities or key decisions are required by management prior to implementation. The analysis of IFRS and comparison with currently applied accounting principles has identified a number of differences.  Although the Company has not yet determined the full effects of adopting IFRS, key areas where changes in accounting policies are expected are as follows:

•	Property, plant and equipment
Consistent with Canadian GAAP, under IFRS, separable components of property, plant and equipment (“PP&E”) are recognized initially at cost. Under International Accounting Standards (“IAS”) 16, Property, Plant and Equipment an entity is required to choose, for each class of PP&E, to use either the cost model (consistent with Canadian GAAP) or the revaluation model. Under the revaluation model, an item of PP&E is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated amortization and accumulated impairment losses. Increases in fair value are recorded in a revaluation surplus account in equity while decreases in fair value serve to reduce the revaluation surplus account, related to the asset, with any excess recognized in income.

For major maintenance, IFRS allows for major inspections and overhauls to be accounted as a separate component of PP&E if the component is used for over one period.  This treatment is only intended for use for major expenditures that occur at regular intervals over the life of the asset as costs of routine repairs and maintenance will continue to be expensed as incurred.  The major maintenance required on the Company’s plant and equipment would likely qualify for treatment under this standard and would allow for additional amounts to be capitalized and amortized.

•	Impairments
Under Canadian GAAP for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets is less than their carrying value. Under IAS 36, Impairment of Assets, a write-down is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use is less than carried value. Consistent with Canadian GAAP, impairments are measured at the amount by which carried value exceeds fair value less costs to sell.

Currently Canadian GAAP requires a two-step impairment test in which the Company must first compare undiscounted cash flows to the carrying value of the assets, and only if the cash flows are below the carrying value does management need to discount the cash flows to calculate impairment.  Under IFRS the impairment calculation is a one-step process in which discounted cash flows are compared to the carrying value of assets.  This may lead to additional write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

IFRS also requires the reversal of any previous impairment losses where circumstances have changed such that the impairments have reduced.  Canadian GAAP prohibits reversal of impairment losses.  This could result in greater variability in earnings, carrying values of PP&E, and balances in shareholders’ equity.

•	Share-based payments
The Company issues stock-based awards in the form of stock options that vest evenly over a three-year period. Under Canadian GAAP, the Company recognizes the fair value of the award, determined at the time of the grant, on a straight-line basis over the three-year vesting period. Under IFRS the fair value of each tranche of the award is considered a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. Accordingly, this will result in a higher amount of each grant being recognized in income at a faster rate than under Canadian GAAP.

•	Employee benefits
IAS 19, Employee Benefits, requires the past-service cost element of defined benefit plans to be expensed on an accelerated basis, with vested past-service costs expensed immediately and unvested past-service costs recognized on a straight-line basis until the benefits become vested.  Under Canadian GAAP, past-service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees.  In addition, actuarial gains and losses are permitted under IAS 19 to be recognized directly in equity rather than through profit or loss.  IFRS also provides an option to recognize all cumulative actuarial gains and losses existing at the date of transition immediately in retained earnings.

•	Asset retirement obligations
Under Canadian GAAP the Company would only record an asset retirement obligation (“ARO”) if there was a legal requirement to incur restoration costs.  Under IFRS the threshold for recognizing a liability is a legal or constructive obligation.  The difference in standards may require the Company to review each of the mill’s business plans to determine if there are any actions planned by management that would create a constructive obligation to record an ARO upon adoption of IFRS.

•	Provisions
IAS 37 Provisions, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when there is a present obligation as a result of a past transaction or event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the obligation.  Probability is based on a “more likely than not” threshold.  Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold.  It is possible that there may be some legal, bad debt or contingent provisions which would meet the recognition criteria under IFRS that were not previously recognized under Canadian GAAP.

First-time adoption of IFRS

Adoption of IFRS requires the application of First-time Adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 lists specific exemptions the Company may use when first adopting IFRS.  The most significant exemptions to the Company are as follows:

•	Business combinations
For business combinations that occurred before the transition date, the Company has the choice to restate all of these business combinations to IFRS standards, restate all business combinations after a particular date, or not to restate any of the business combinations.  Assets and liabilities acquired in an un-restated business combination that were recognized under Canadian GAAP and do not qualify for recognition under IFRS are then de-recognized.

•	Fair-value or revaluation as deemed cost
IFRS requires PP&E to be measured at a cost in accordance with IFRS (breaking down material items into components and amortizing each one separately).  However, upon transition IFRS permits an asset to be recorded at deemed cost which is the fair value at date of transition, or an event-driven valuation (i.e., when an entity was privatized).  The exemption noted above may be applied to individual items of PP&E.  Any write-up of the asset to a fair value above cost will be recorded in retained earnings as a revaluation reserve.

•	Employee benefits
In the year of adoption the Company is able to recognize all cumulative actuarial gains and losses at the date of transition and book an adjustment to opening retained earnings.  This election must be applied to all benefits and cannot be made on a plan-by-plan basis.

•	Cumulative translation adjustment
IAS 21 The Effects of Changes in Foreign Exchange Rates, requires a company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired.  IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition with reclassification of the previous amount made to retained earnings.

See note 30, “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”, of the Company’s consolidated financial statements for the year ended December 31, 2008 for the impact of U.S. GAAP on the Company’s consolidated earnings and consolidated balance sheets.

14.0	RISKS AND UNCERTAINTIES

The Company produces and markets pulp and paper products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties.  These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan.  The Company provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

The following is a discussion of the principal uncertainties to which the Company is subject:

The Company’s business is of a cyclical nature and its product prices may fluctuate significantly

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price.  Prices for the Company’s products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates.  In addition, demand for the Company’s products is traditionally weaker in the first half of the year.  The markets for pulp and paper products, including the Company’s products, are highly variable and are characterized by periods of excess product supply due to many factors, including:

•	additions to industry capacity;

•	increased industry production;

•	periods of insufficient demand due to weak general economic activity or other causes; and

•	reduced inventory levels held by customers.

Demand for forest products is generally correlated with global economic conditions and in particular, consumption of pulp and paper products is primarily driven by levels of advertising.  In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, resulting in lower product prices and possible manufacturing downtime.  As a result of the significant weakening of the North American and global economies in 2008, market conditions are expected to be challenging throughout 2009.  Adverse effects on the demand for the Company’s products may decrease its sales, operating income and cash flows.  In addition, newsprint is a mature market in North America and North American demand declined in 2008 by 11.2% from 2007, and 10.5% in 2007 from 2006.  The Company believes this decline in newsprint demand will continue, although it is able to partially mitigate the impact through its ability to switch from newsprint to other paper grades.

Trends in advertising, electronic data transmission and storage, and the internet could have further adverse effects on traditional print media including the Company’s products and those of its customers.  The Company’s newspaper, telephone directory and retail customers may make increasing use of other forms of media and advertising instead of newsprint, uncoated mechanical and coated mechanical papers made by the Company.  The extent to which the use of other media sources will reduce demand for the Company’s products, and the timing of any such reduction is unknown.

The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on newsprint and mechanical specialty printing paper grades being the greatest.  Additionally, even though the Company’s costs may increase, its customers may not accept price increases for its products or the prices for its products may decline.  As the Company’s financial performance is principally dependent on the prices it receives for its products, prolonged periods of low prices, customer refusal to accept announced price increases, or significant cost increases that cannot be passed on in product prices may be materially adverse to the Company.

The Company is subject to the risks of exchange rate fluctuations

Nearly all of the Company’s sales are based upon prices that are set in U.S. dollars, while a substantial portion of its costs and expenses are incurred in Canadian dollars and its results of operations and financial condition are reported in Canadian dollars.  The value of the Canadian dollar in relation to the U.S. dollar has increased significantly in recent years.  An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce the amount of revenue in Canadian dollar terms realized by the Company from sales made in U.S. dollars.  This would reduce the Company’s operating margin and the cash flow available to fund its operations and to service the portion of its debt that is denominated in Canadian dollars.

Fluctuations in foreign currencies affect the Company’s competitive position in world markets.  Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries compared to the Canadian dollar.

The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its existing 8.625% senior notes and 7.375% senior notes.  For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign currency gain or loss on the translation of any U.S. dollar cash and cash equivalents or U.S. dollar denominated debt into Canadian currency.  Consequently, the Company’s reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt.  The Company’s hedging policy for revenues includes 33% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure.  The revenue hedge program offsets the impact of any rapid movements in currency by 20% to 50% over the near term.  In addition, the Company considers future U.S. dollar revenues to provide a partial natural hedge for its U.S.-dollar denominated debt.  The Company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure.  However, no assurance can be made that the Company will engage in any hedging transactions or, if it decides to engage in any such transactions, that it will be successful in eliminating currency exchange risks and that changes in currency exchange rates will not be materially adverse to the Company.

The Company faces significant global competition

The markets for the Company’s products are highly competitive on a global basis.  The Company generally competes with American, European and Asian producers.  Many of these competitors are larger and have greater financial resources than the Company does and some of the mills operated by the Company’s competitors are lower-cost producers than the mills the Company operates.

In addition, the following factors will also affect the Company’s ability to compete:

•	the quality of its products and customer service;

•	its ability to maintain high plant efficiencies and operating rates and thus lower manufacturing costs;

•	the cost of energy; and

•	the availability, quality and cost of fibre and labour.

Some of the Company’s competitors have lower energy, fibre and labour costs and fewer environmental and governmental regulations to comply with than the Company does.  Others are larger in size, allowing them to achieve greater economies of scale on a global basis.  If the Company is unable to successfully compete on a global basis and achieve sufficient economies of scale, it may be materially adverse to the Company.

The Company faces risks related to its international sales

A significant portion of the Company’s sales are outside of Canada. For example, for the year ended December 31, 2008, approximately 86% of the Company’s pulp sales volume and 17% of its paper sales volume were derived from markets outside of Canada and the United States.  As a result, the Company faces a number of risks and challenges, including:

•	the effective marketing of its products in these global regions;

•	restrictive governmental actions such as the imposition of trade quotas, tariffs and other trade barriers and restrictions on transfers of funds;

•	changes in non-Canadian labour laws and regulations affecting its ability to hire, retain or dismiss employees;

•	the need to comply with multiple and potentially conflicting laws and regulations;

•	unfavourable business conditions or political or economic instability in any particular country or region;

•	higher transportation costs reflecting increases in the cost of oil; and

•	difficulty in obtaining distribution and logistics support.

Under the terms of a distribution agreement relating to sales of paper in certain of these international markets, representing approximately 5% of its paper sales volume for the year ended December 31, 2008, either party may terminate the agreement on six-months’ notice.  The Company has recently served notice under this agreement of its intention to terminate the agreement at the end of April 2009.  The Company is in the process of establishing its own network of agents that will allow the Company to increase its market penetration internationally and at lower cost than its previous arrangements.

The Company is exposed to fluctuations in the cost and supply of wood fibre

As the Company has no significant timber holdings, operations are dependent on the supply of wood fibre by third parties.  Approximately 60% of the Company’s fibre needs are provided by five suppliers.  The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments and shutdown of operations by suppliers for market or other reasons.  Market-related curtailments or shutdowns by fibre suppliers can be influenced by both seasonal and cyclical factors such as raw-material availability, finished-goods inventory levels, interest rates or underlying demand for lumber in key markets.

Long-term fibre agreements with third parties are conducted at either market prices or at prices determined under pulp-price-based formulas and represent approximately 64% of the Company’s pulp and paper mills’ wood fibre requirements.  The solid wood segment of B.C.’s forest industry has undergone significant consolidation and downsizing in recent years, so no assurance can be made that the Company will continue to be able to access wood fibre at the same levels achieved in the past; therefore, fibre costs have the potential to be adversely impacted by forces beyond the Company’s control.

In 2008, housing starts in the United States declined approximately 33% from 2007, which was already 25% below the level of 2006.  By the end of 2008, seasonally adjusted annualized housing starts were almost 50% less than a year earlier.  The weak United States housing market and the deteriorating economic conditions have caused B.C.’s lumber producers to curtail production.  The result is that the Company’s fibre suppliers are not able to supply the Company with historical wood-fibre levels.  In early 2008, the Company announced curtailments of some of its operations as a result of its inability to obtain sufficient fibre to enable it to run at full capacity. In addition, the Company permanently closed its Elk Falls sawdust pulp mill and white top linerboard operation due to unavailability of sawdust fibre.  Further pulp or paper production curtailments may be required if lumber production continues to decline.

The current infestation of the mountain pine beetle in the interior of B.C. has reduced the long-term fibre supply in that region.  The beetle attacks lodgepole pine forests and once attacked, pine trees typically die within a year.  Approximately 30% of the Company’s fibre supply comes from the B.C. interior and it is used primarily by the Powell River paper mill and Crofton kraft pulp mill.  In three to five years time, the infestation could have a significant impact on the availability and cost of fibre used by those mills.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre.  The province of B.C. owns approximately 95% of all timberlands and could introduce legislation to reduce wood-fibre supply.  Aboriginal groups have claimed aboriginal title over substantial portions of B.C.’s timberlands, including areas where the forest tenures held by the Company’s suppliers are located.  Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of ONP which is used to manufacture de-inked pulp (DIP).  DIP is used as fibre for the Company’s recycled products.  The Company’s ownership of Western Canada’s largest paper recycling facility located in Coquitlam, B.C., enables it to produce 100% of the DIP required by its mills in B.C.  While the supply of ONP to this facility remains reliable, there is a risk that sufficient quantities of ONP may not be available to support full operation of the recycling facility or that prices for ONP may rise beyond the point at which the facility can be operated profitably.  The price of ONP may be impacted by a number of factors such as export demand, recovery rates and other factors beyond the control of the Company.

The Snowflake mill makes 100% recycled newsprint from ONP.  There is a risk that sufficient quantities of ONP will not be available to the Company to support Snowflake’s full operations or that prices for ONP will rise beyond the point at which the mill can be operated profitably.  The price of ONP may be impacted by a number of factors such as export demand, recovery rates and other factors beyond the control of the Company.

The Company’s substantial debt may impair its financial and operating flexibility

As of December 31, 2008, the Company had outstanding approximately $864.3 million of recourse debt on a consolidated basis.  This amount excludes non-recourse debt in the amount of $94.4 million as of December 31, 2008 owed by a joint venture in which the Company has a 50.0% interest, which it consolidates into its accounts because it is a variable-interest entity in which the Company is the primary beneficiary.

The Company has a $330.0 million asset based revolving operating facility, which matures in August 2013.  Collateral provided consists of the accounts receivable, inventories, and cash of the Company as well as a first charge on the PP&E of the Snowflake mill.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves.  As of December 31, 2008, the borrowing base was $263.3 million.  As of December 31, 2008, $60.1 million was drawn on the ABL Facility and, after giving effect to $27.9 million of outstanding letters of credit, $175.3 million was available to the Company to be drawn under the ABL Facility.  For further details refer to Section 5.3.1 “Capital resources”.

The ABL Facility includes financial covenants to maintain shareholders’ equity above $639 million, maintain excess availability above $35 million and to not make capital expenditures in excess of 120% of the annual budget.

The Company’s debt agreements contain, and future debt agreements will likely contain, various restrictive and financial covenants, including restrictions on its ability to incur debt, sell assets, make investments, pay dividends, secure liens, enter into transactions with affiliates and enter into mergers and consolidations.  All of these restrictions, together with the Company’s substantial debt, could:

•	limit its ability to obtain additional financing to fund growth, working capital, capital expenditures, debt-service requirements or other purposes;

•	limit its ability to use operating cash flow in other areas of its business, because it must use a portion of these funds to make principal and interest payments on its debt;

•	increase its vulnerability to interest rate fluctuations because the debt under its ABL Facility is at variable interest rates;

•	limit its ability to compete with competitors who have more flexibility as to the use of their cash flow;

•	limit its ability to make investments or take other actions; and

•	limit its ability to react to changing market conditions, changes in its industry and economic downturns.

The Company’s ability to satisfy its debt obligations will depend upon its future operating performance and its ability to obtain additional debt or equity financing, when necessary.  Prevailing economic conditions and financial, business and other factors beyond its control may affect the Company’s ability to make these payments.  For example, depressed market conditions have been and in the future may be materially adverse to the Company.  If in the future the Company cannot generate sufficient cash from operations to meet its obligations, it will need to renegotiate its loan agreements, refinance all or part of its notes, obtain additional financing or sell assets.  No assurance can be made that the Company’s business will generate sufficient cash flow or be able to obtain the funds necessary to satisfy these obligations or that it will be able to obtain additional or alternative financing.  The Company may from time to time purchase its debt securities in the open market.

Similarly, if the Company breaches or is unable to meet the restrictions or financial covenants under its ABL Facility or under the indentures relating to its 7.375% and 8.625% senior notes, or other credit facilities and debt agreements it may enter into in the future, the Company would have to cure the default, obtain a waiver of the default or enter into an appropriate amendment to these agreements.  If the Company is not able to cure such default, obtain such waiver or enter into such amendment, a significant portion of its debt, including all of its secured debt, would become immediately due and payable.  The Company may not have, or be able to obtain, sufficient funds to make accelerated debt payments if so required.  No assurance can be made that the Company will be able to effectively cure a breach or obtain debt or equity financing or sell assets as an alternative means of responding to a breach.  As of December 31, 2008, the Company was in compliance with the covenants under both its agreement governing its ABL Facility and the indentures governing its 7.375% and 8.625% senior notes. The Company’s fixed-charged coverage ratio under the senior notes, calculated on a trailing 12-month basis, was 2.1:1 as of December 31, 2008.  If the Company’s fixed-charge coverage ratio is below 2.0:1, under the terms of these indentures, it may not pay dividends and the Company is limited as to the amount of additional debt it may incur.

The Company’s ABL Facility provides it with financing at floating interest rates.  Future debt instruments may also be based on floating interest rates.  The interest rates charged on the ABL Facility depend on the excess availability the Company has under the facility.  Accordingly, changes in excess availability reduce or increase the Company’s borrowing costs.

The Company has incurred losses in recent periods and may incur losses in the future which may affect ongoing operations

As of December 31, 2008, the Company had recorded net losses in eight of the last 12 quarters. The Company believes these losses arose primarily as a result of the strengthening Canadian dollar and, more recently because of increased fibre costs, fibre shortages and weaker market conditions, leading to production curtailments, and higher energy costs.  If the Company’s revenues do not increase sufficiently, or even if its revenues increase but it is unable to manage its expenses, it will not achieve and maintain profitability in future periods.  Should the Company continue to be unable to return to sustained profitability in future periods, it may, over time, need to rely to a greater extent on its ABL Facility and, if necessary, additional sources of funding.

Labour disruptions could have a negative impact on the Company’s business

Approximately three quarters of the Company’s existing pulp and paper mill employees in its Canadian operations are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”). Collective agreements with the CEP and PPWC locals at Crofton, Elk Falls, and Powell River were renegotiated in 2008 and expire in April 2012.  A collective agreement with CEP locals at Port Alberni was also renegotiated in 2008 and expires in April 2013.  Distribution centre employees are members of the Christian Labour Association of Canada (“CLAC”) and 17 employees at the Port Alberni operations are members of COPE.  The collective agreements with each of CLAC and COPE expire in April 2012.  Most hourly employees at the Snowflake mill are members of the United Steelworkers Union (“USW”) or the International Brotherhood of Electrical Workers (“IBEW”).  Hourly employees of Apache Railway are members of the United Transportation Union (“UTU”) or Carpenters Union.  The collective agreements with the USW and IBEW expire in 2010 and the collective agreement with the UTU and Carpenters Union expires in 2011.  The Company does not anticipate labour disruptions in its operations.

Many of the Company’s suppliers and service providers are unionized.  Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could be materially adverse to the Company.

Negotiations between the B.C. Maritimes Employers’ Association and the International Longshoreman Workers’ Union are ongoing.  In the event the parties fail to reach a labour agreement and a work stoppage occurs, the Company’s sales to international customers would be disrupted.

Claims of Aboriginal title and rights in Canada may affect the Company’s operations

The Company’s ability to operate its manufacturing facilities may also be affected by aboriginal groups’ claims of aboriginal title and rights.  The governments of Canada and B.C. have established a formal process to negotiate settlements with aboriginal groups throughout B.C. in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations.  In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in 2005 in the Supreme Court of B.C.  While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and B.C., counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time.  Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and B.C. are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect decisions, such as a decision to issue or amend a regulatory permit, may affect aboriginal groups’ rights or title.  This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.

Increases in energy costs could have a negative impact on the Company’s business

The Company is a significant consumer of electrical power.  The Company’s electricity supply agreements are provincially regulated, and historically pricing has been very stable.   However, in recent years BC Hydro and Power Authority (“BC Hydro”) has sought, and to some extent achieved, rate increases above historical levels.  Although much of the impact of these rate increases has been offset by the Company through reductions in usage at the highest incremental power rate, the Company expects BC Hydro rate increases to be more significant in the future in response to a new B.C. energy policy mandating self-sufficiency by 2016 and reflecting the higher cost of marginal resources.  The Company believes that B.C.’s electricity rates will continue to be low relative to other regions in North America, although future changes in electricity prices could have a significant impact on the Company’s earnings.

Production curtailments taken by the Company, and the resultant drop in power consumption, may trigger a reset of the consumption baseline used by BC Hydro to calculate the split of the Company’s electricity supply between a lower cost “Tier 1” portion and a higher cost “Tier 2” portion.  If such an event occurred, it could increase the Company’s power costs by up to $20 million per year beginning in April 2009.  The Company is working with BC Hydro to minimize this risk.

The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.  The Company has sought to reduce the cost of energy by reducing fossil fuel usage through increased use of wood waste (“hog fuel”) and has invested in energy efficient hog fuel boilers at its mills.  However, hog fuel availability is dependant on sawmill operating rates which are subject to the strength of the lumber market.  In 2007 and 2008, the Company has had to increase fossil fuel usage to offset hog fuel shortages.

A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply agreements, under a Board-approved energy program.  The Company’s energy hedging policy is restricted to 10% to 70% of the net exposure for oil and gas.  In addition, where technically feasible and subject to emissions permits, the Company reduces its exposure to fossil fuel prices through the substitution of lower-priced alternatives.

Freight charges and chemical expenses also vary with oil and diesel fuel prices.

The Company is subject to significant environmental regulation

The Company is subject to extensive environmental laws and regulations. These environmental laws and regulations impose stringent standards on the Company regarding, among other things:

•	air emissions;

•	water discharges;

•	use and handling of hazardous materials;

•	use, handling and disposal of waste; and

•	remediation of environmental contamination.

The Company may be required to incur substantial costs to comply with environmental laws.  Enforcement of existing environmental laws and regulations has become increasingly strict.  Some of the Company’s operations are also subject to stringent permitting requirements and from time to time it faces opposition to construction or expansion of proposed facilities, such as landfills.  The Company may discover currently unknown environmental liabilities in relation to its past or present operations or at its current or former facilities, or it may be faced with difficulty in obtaining project approvals in the future.  These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in governmental or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.

On February 20, 2008, the B.C. government announced a broad-based carbon tax on fossil fuels, commencing July 1, 2008.  For the six months ended December 31, 2008, the Company paid $1.2 million related to this carbon tax and the impact may increase in future years, depending on the Company’s ability to decrease its use of fossil fuel.

The federal government of Canada has indicated its intent to regulate priority air pollutants and greenhouse gases (“GHG”) under the Clean Air Act and the Canadian Environmental Protection Act.  The forest products sector is named as one of the targeted sectors for regulation in each case.   The priority air pollutants include particulate matter (PM) and sulphur oxides (SOx). Under the proposed targets the Company’s Crofton mill may be required to make PM and SOx emission reductions by 2015. The cost of making any such reductions is presently unknown.  The federal government has also established proposed GHG intensity targets which require an 18% emission intensity reduction by 2010, a 26% reduction by 2015, and a 33% reduction by 2020 – all based on 2006 emissions. Due to the extensive reductions achieved by the Company’s operations since 1990 and the favourable treatment of steam and electricity by the federal policy, the Company expects to be able to meet these GHG targets.

The province of B.C. is a signatory to the Western Climate Initiative (WCI), an organization of four provinces and seven U.S. states, whose mandate is to achieve a 15% reduction in greenhouse gases below 2005 levels among member entities by 2020.  In addition, the B.C. government has announced a goal of reducing the provincial release of greenhouse gases by 33% by 2020, based on 2007 levels, with interim targets of 6% by 2012 and 18% by 2016.  It is too early to determine the impact on the Company and whether the Company will have a deficit or surplus of carbon credits under any relevant regulatory scheme.

The finalization of Canadian federal and provincial climate change regulation may depend, in part, on regulatory initiatives undertaken in the U.S.  It is therefore too early to determine the overall impact of these initiatives on the Company or when they may come into effect.

The new administration in the United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce greenhouse gas emissions.  It is too early to determine the impact such legislation and policies will have on the Company’s Snowflake operations, but the Company could be required to incur additional capital expenditures, purchase offset credits, or take other actions that increase the Snowflake mill’s capital or operating costs.

Additional regulatory initiatives may be implemented in other jurisdictions to address greenhouse gas emissions and other climate-change related concerns.  If and to the extent the Company operates or offers its products for sale in such jurisdictions it may be required to incur additional capital expenditures, operating costs or mitigating expenses (such as carbon taxes) to comply with any such initiative.

The Company is dependent on the supply of certain raw materials

In addition to wood fibre and ONP, the Company is dependent on the supply of certain chemicals and other inputs used in its production facilities.  Any disruption in the supply of these chemicals or other inputs could affect its ability to meet customer demand in a timely manner and would harm its reputation.  Any material increase in the cost of these chemicals or other inputs could have a negative impact on the Company’s business.

Increases in capital and maintenance expenditures and equipment failures could have a negative impact on the Company’s business

The Company’s business is capital intensive.  Its annual capital expenditures may vary due to fluctuations in requirements for maintenance, business capital, expansion and as a result of changes to environmental regulations that require capital for compliance.  In addition, the Company’s senior management and Board of directors may approve projects in the future that will require significant capital expenditures.  Further, while the Company regularly performs maintenance on its manufacturing equipment, key pieces of equipment in its various production processes may still need to be repaired or replaced.  The costs of performing maintenance and capital work and repairing or replacing equipment, and the associated down time, could have a negative impact on the Company’s business.  In addition, the Company may temporarily suspend its operations at one or more of its manufacturing facilities to perform necessary maintenance or capital work.  These temporary suspensions of operations could affect the Company’s ability to meet customer demand in a timely manner.  Any such failure to meet customer demand would harm the Company’s reputation and could be materially adverse to the Company.

The Company may be subject to periodic litigation which could result in unexpected expenditures of time and resources

The Company may from time to time become party to claims and litigation proceedings, which are generally related to contract disputes and employment law.  Such matters are subject to many uncertainties and the Company cannot predict with assurances the outcomes and ultimate financial impacts of them.  There can be no guarantees that actions that may be brought against the Company in the future will be resolved in its favour or that the insurance the Company carries will be available or paid to cover any litigation exposure.  Any losses from settlements or adverse judgments arising out of these claims could be materially adverse to the Company.

The Snowflake mill is dependent on the Little Colorado River for its water requirements.  The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County.  The purpose of this adjudication is to determine the nature, extent and relative priority (if applicable) of the water rights of all claimants to the Little Colorado River system and source.  There are more than 3,500 claimants, including Snowflake.  Native American tribes and the United States government contend that Snowflake’s withdrawal and use of water impermissibly interfere with water rights based on applicable U.S. federal law.  The prior owners of Snowflake denied this contention.  However, an adverse determination could restrict Snowflake’s access to water.

Refer to Section 7.0, “Contingent liability” for details regarding a dispute related to the Company’s declaration of force majeure in connection with its obligation to purchase a minimum amount of steam from the cogeneration facility at the Elk Falls mill site.

The Company extends trade credit to its customers and they may not pay the Company promptly or in full

The Company extends trade credit to most of its customers to facilitate the purchase of its products. The Company relies on the creditworthiness of such customers.  Some of the Company’s customers operate in highly competitive, mature, cyclical or low-margin businesses.  Some are highly levered financially or experiencing negative cash flows such that they may need to refinance, restructure, file for bankruptcy protection or go bankrupt.  In 2008, three of the Company’s largest customers, each representing less than 5% of sales, filed for bankruptcy protection in Canada and/or the United States.  Volatile capital market conditions or illiquid financial markets may result in the Company having a higher preponderance of such customers during an economic downturn.  The failure of such customers to pay the Company promptly and in full under the terms of the trade credit the Company extends to them could have a material adverse effect on its business, financial condition, results of operations and cash flow or its ability to satisfy its obligations under its debt.

Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for the Company’s products

Some customers have become sensitive to issues related to harvesting of old growth forests and require that the Company supply products that are not produced from old growth forests.  A growing number of customers want to purchase products that originate from sustainable managed forests, as validated by certification schemes.  The Company has implemented an independent chain-of-custody system to verify that select paper products at its Crofton, Elk Falls, Port Alberni and Powell River mills contain 100% certified wood fibre.  However, in order to meet its customers’ demands the Company may be required to establish additional or more stringent chain-of-custody certification programs.  This may increase its costs.  If the Company cannot successfully establish such programs, demand for its products may be adversely affected.  Also, the Company may be the subject of organized boycotts or similar actions by environmental or other groups, which may adversely affect demand for its products.

The Company’s insurance is limited and subject to exclusions

The Company has obtained insurance coverage that it believes would ordinarily be maintained by an operator of facilities similar to its facilities.  The insurance policies are subject to limits and exclusions.  Damage or destruction to its facilities could result in claims that are excluded by its insurance policies or exceed the limits of its policies.

The Company’s mills are located in seismically active areas

Since Vancouver and the south coast of B.C. are located in a seismically active area, the Company is particularly susceptible to the risk of damage to, or total destruction of, its existing mills and the surrounding transportation infrastructure caused by earthquakes.  Further, the Company’s existing mills are located directly adjacent to the ocean, and the south coast of B.C. is an area that could be susceptible to similar damage caused by tsunamis.  The Company may not be insured sufficiently to cover the total amount of any losses caused by an earthquake or tsunami.  In addition, the Company’s insurance against any losses due to interruptions in its operations due to damage to, or destruction of, its mills caused by earthquakes or tsunamis or to major transportation infrastructure disruptions or other natural events that do not occur on its premises is subject to limits and deductions that may limit the amount recoverable.

Post-retirement plan obligations may affect the Company’s financial condition

The Company maintains defined benefit pension plans and other post-retirement benefit plans for health care and life insurance.  As at December 31, 2008, the underfunded liability relating to the defined benefit pension plans was $113.7 million and the underfunded liability relating to other post-retirement benefit plans was $163.7 million.  Post-retirement funding requirements are dependent on various factors, including interest rate levels, asset returns, regulatory requirements for funding purposes, and changes to plan benefits.  In 2009, the Company is required to make a contribution of $5.8 million in excess of its annual pension expense to satisfy a portion of the underfunded liability of the defined benefit pension plan.  The Company expects to continue to make contributions to fund post-retirement plan obligations and meet legal funding obligations for the defined benefit pension plan.  No assurance can be made that the plans’ underfunded liability will not be materially adverse to the Company in the future.

A change of legal control of the Company could be materially adverse to the Company

The Company has issued and outstanding US$400 million principal amount of 8.625% senior notes due June 2011 and US$250 million principal amount of 7.375% senior notes due March 2014.  The indentures governing the notes contain covenants relating to, among other things, a “Change of Control Triggering Event” of the Company. A Change of Control Triggering Event means the occurrence of both a “Rating Decline” and a “Change of Control” (as such terms are defined in the indentures).  Upon the occurrence of a Change of Control Triggering Event, the Company is obligated to make an offer to purchase all outstanding notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Payment Date (as defined in the Indentures), in accordance with the procedures set out in the Indentures.  If a “Change of Control” and a “Rating Decline” were to occur, the Company may not have sufficient resources to fund any required repurchase of notes.

15.0	SENSITIVITY ANALYSIS

The Company’s earnings are sensitive to fluctuations in:

Product price

The Company’s products are commodity-based and cyclical in nature.  As a result, earnings are sensitive to price changes, with the effect of price changes on specialty printing paper grades and newsprint being the greatest.

Foreign exchange

The Company’s products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, the Company is exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

The Company’s earnings could be significantly impacted by changes in prices and terms of energy-supply contracts, as the Company is a significant consumer of electrical power, fossil fuels, and input materials whose pricing is highly correlated to energy costs.

Fibre

The Company’s supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, and ONP.

The Company’s annual EBITDA, net earnings and earnings per share are estimated to be impacted by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per-share amounts)	EBITDA[5]	Net earnings[1]	Earnings per share

Product prices[2]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$14	$10	$0.03
Newsprint	12	8	0.02
Pulp	4	3	0.01

Foreign exchange[3]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	$13	$9	$0.02

Energy cost sensitivity[4]
A 5% change in the price of:
Natural gas and oil – direct purchases	$3	$2	$0.01
Electricity – direct purchases	7	5	0.01
Coal	1	1	0.00

Fibre sensitivity[4]
A US$5 per unit change in the price of:
Wood chips (Bdt)	$10	$7	$0.02
ONP (ST)	3	2	0.01

1     Based on an expected tax rate of 31%.
2     Based on full 2009 capacities and foreign exchange rate of US$0.82
3     Based on a movement from US$0.82 to US$0.83 and excluding the Company’s hedging program and the impact of the Company’s translation of U.S. dollar denominated debt.
4     Based on 2008 consumption levels.
5     EBITDA is a non-GAAP measure.  Refer to  Section 10.0, “Non-GAAP measures” for further details.

16.0	OUTLOOK

The North American and global economic recession is expected to result in a difficult environment for the Company in 2009.  Demand across all products is expected to be down significantly due to lower print advertising and lower newspaper circulation.  The Company expects fibre supply to remain tight, which along with weak market demand could lead to further pulp and paper production curtailment in 2009.  Weak demand is also expected to lead to downward pressure on product prices.  A weaker Canadian dollar and lower energy costs are expected to bring some respite but may not completely offset the challenges of volume and price in 2009 without changes to the current market outlook and industry operating rates.

Production curtailment

The table below summarizes the production curtailment the Company currently anticipates in the first quarter of 2009:

2009 – Q1 Forecast Production Curtailment (000 tonnes)
	Newsprint [1]	Pulp	Total

Snowflake (Jan/Feb/Mar)	20.0	-	20.0
Crofton (Jan/Feb/Mar)	22.0	38.0	60.0
Elk Falls (Jan/Feb/Mar)	51.0	-	51.0
Total	93.0	38.0	131.0

1   Curtailment includes market curtailment related to E1 and C1 which are indefinitely curtailed (61,600 tonnes in Q1).

Significant production curtailment in the fourth quarter of 2008 and announced for the first quarter of 2009 represents, on average, approximately 35% of the Company’s newsprint capacity, 5% of specialty printing papers capacity and 27% of its market pulp capacity in those periods and an additional 30,000 to 35,000 tonnes is expected to be necessary in the first quarter to maintain inventory at an appropriate level.  The Company expects production curtailment to continue into the second quarter due to declining demand, based on current trends in advertising and paper consumption.  Decisions as to the specific extent of further curtailments in the first quarter and beyond will be made as required based on market conditions at the time.

Capital spending

Capital spending is expected to remain at basic maintenance levels of approximately $45 million in 2009.

Liquidity, debt maturities, and covenants

Liquidity at December 31, 2008 was $180.3 million, primarily comprised of availability under the Company’s ABL Facility.  During 2008, the Company generated cash from operations of $75.7 million and free cash flow of $45.2 million.  The Company expects that interest payments and capital expenditures in 2009 will be comparable to 2008 and does not currently anticipate any other significant sources or uses of cash in 2009 other than the results of the Company’s operations, working capital fluctuations, and any restructuring costs the Company may incur in implementing cost reduction opportunities.  In 2008, the Company filed a formal valuation of its defined benefit pension plans as at December 31, 2007 which established the funding requirements for these plans until the end of 2010.  Based on this valuation, the Company’s cash contribution for defined benefit pension plans in each of 2009 and 2010 will be approximately $7 million lower than 2008.  EBITDA in 2008 was $159.4 million and the Company’s outlook for the key factors expected to impact results in 2009 is discussed above.  The Company believes its liquidity as at December 31, 2008 is sufficient to meet its requirements in 2009.

The maturity of the Company’s long-term debt is set out in note 18, “Long-term Debt”, to the Company’s consolidated financial statements for the year ended December 31, 2008.  The earliest maturity on debt that has recourse to the Company is in 2011 and the Company’s ABL Facility has a term to August 2013.  The Company has a 50% interest in PREI which has debt maturing in July 2009 of $74.9 million.  Although this debt is non-recourse to the Company, and is anticipated to be refinanced, the Company would be likely to contribute its 50% share of the debt repayment, $37.5 million, to the extent that PREI was not able to refinance this debt prior to maturity.

The principal financial covenants on the Company’s ABL Facility are (a) maintaining minimum shareholders’ equity of $639 million as at December 31, 2008, (b) maintaining minimum availability of $35 million, and (c) restricting capital expenditures to 120% of the annual operating budget.  The Company anticipates being able to meet these financial covenants during 2009.  The Company has no significant maintenance covenants attached to its other long-term debt.

For further details on the Company’s financial condition, see Section 5.0, “Liquidity and capital resources” and note 18, “Long-term Debt”, to the Company’s consolidated financial statements for the year ended December 31, 2008.

2009 key priorities

In light of the current global economic downturn, challenging capital markets, and consequently difficult operating environment, the Company is focused on improving its cost base and market position and on the ability to emerge from the current market downturn in a strong competitive position in the industry.  Key priorities in 2009 are:

➢
focus on cash flows and liquidity through the prudent use of capital, including limiting capital expenditures to basic maintenance of business levels and refinancing the 2009 non-recourse debt maturity of PREI;

➢	maintain the Company’s focus on matching production to customer orders and keep inventories at appropriate levels;

➢	identify further opportunities to reduce “fixed” costs during periods of production curtailment to minimize the financial impact of operating at reduced volumes;

➢	finalize and implement plans to reduce labour costs to $80 per tonne at Crofton, Elk Falls and Powell River mills; and

➢	reduce municipal property taxes in the four municipalities in B.C. that the Company operates in from the current combined level of $23 million.

17.0	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company conducted an evaluation under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2008, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (“the U.S. Exchange Act”) – are effective to ensure that information required to be disclosed by the Company in reports it files or submits under applicable Canadian and U.S. securities laws is:

(a)	recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Canadian and U.S. securities regulatory authorities, and

(b)
accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, the Company’s chief executive officer and chief financial officer do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There have been no changes in the Company’s internal control over financial reporting that occurred during the period ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (“Section 404”), continues to require that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually.  As of December 31, 2008, management has assessed the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has determined the Company’s internal control over financial reporting was effective as of December 31, 2008, and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated February 11, 2009, to that effect.

The design and maintenance of  adequate disclosure controls and procedures and internal control over financial reporting include controls, policies and procedures of the Company’s Snowflake recycle newsprint mill effective from the date of acquisition, April 10, 2008.   Management has limited the scope of the design and maintenance of adequate disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Powell River Energy Inc., a variable interest entity in which the Company is the primary beneficiary.

The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors.  The Board of directors has read and approved this MD&A.  Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

18.0	OUTSTANDING SHARE DATA

At February 12, 2009, the Company had 381,753,490 common shares issued and outstanding.

Additional information about the Company including its most recent Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.